Exhibit 99.3

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult with your investment dealer, broker, lawyer or other professional advisor. This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. If you have questions, you may contact Mr. Kevin Barnes, VP Finance and Administration & Treasurer by telephone (416) 368-9411, or by email to kb@poet.tech.

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

JUNE 27, 2025

DATED AS OF MAY 1, 2025

The board of directors of POET Technologies, is unanimously recommending that holders of common shares of POET Technologies Inc. vote FOR (a) the election of directors of POET Technologies Inc. for the coming year, (b) the appointment of Davidson & Company LLP as the Company’s auditors and authorizing the directors to fix their remuneration, (c) to pass an ordinary resolution approving the amendments to the Company’s omnibus incentive plan.

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MESSAGE TO SHAREHOLDERS

POET Technologies Inc. (the “Company” or “POET”) is pleased to invite you to join us at our Annual and Special Meeting (the “Meeting”) of holders of common shares (the “Shares”) of the Company (the “Shareholders”). The Meeting will be held via a virtual on-line platform (https://meetnow.global/MA7YKL7) at 1:00 p.m. (EDT) on June 27, 2025.

Holding a virtual meeting enables all Shareholders, regardless of geographic location and Share ownership, to have an equal opportunity to participate at the Meeting. Shareholders will not be able to attend the Meeting in person. Instead, registered Shareholders and duly appointed proxyholders will be able to virtually attend, participate and vote at the Meeting online using the virtual platform. At the Meeting, you will have the opportunity to ask questions in real time and vote on Meeting matters. The accompanying management information circular (the “Circular”) contains important information and detailed instructions about how to participate and vote on business to be transacted at the Meeting. The Company views the use of technology-enhanced shareholder communications as a method to making the Meeting more accessible and permitting a broader base of Shareholders to participate in the Meeting. The Company is not aware of any items of business to be brought before the Meeting other than those described in the Meeting materials.

The accompanying management information circular (the “Circular”) contains important information about voting on the business to be transacted at the Meeting.

Registered Shareholders as of the record date of May 1, 2025 can exercise their right to vote on the business before the Meeting by either attending online or by completing and submitting a proxy. Instructions on how to vote by proxy are included in the accompanying Circular. To ensure that your vote is recorded, please return the enclosed form of proxy in the envelope provided, properly completed and duly signed, to the Company’s transfer agent and registrar, Computershare Investor Services Inc., prior to 1:00 p.m. (EDT) on June 25, 2025 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours, excluding Saturdays, Sundays and holidays in the Province of Ontario, prior to the time of the adjournment or postponement.

Non-Registered Shareholders, including those who hold Shares in the name of a bank, trust company, securities dealer or broker, or other intermediary, will receive a voting instruction form that contains voting instructions. The voting instruction form includes detailed instructions on how to complete the form, where to return it and the deadline for returning it, which may be earlier than the deadline for Registered Shareholders. It is important that you read and follow the instructions on the voting instruction form in order to have your vote count. If you are unsure about anything in such voting instructions, contact your bank, trust company, securities dealer or broker, or other intermediary through which you hold your Shares.

If you have questions or need assistance with the completion and delivery of your proxy, you may contact the Computershare Investor Services Inc. at 1-800-564-6253 (toll free North America) or 1-514-982-7555 (international).

I look forward to your attendance at the Meeting.

Sincerely,

(signed) “Suresh Venkatesan”

Suresh Venkatesan, PhD
Chief Executive Officer

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POET TECHNOLOGIES INC.
120 Eglinton Avenue East, Suite 1107, Toronto, ON M4P 1E2
Telephone: 416-368-9411

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Shares”) of POET Technologies Inc. (the “Company”) will be held virtually (https://meetnow.global/MA7YKL7)) at 1:00 p.m. (EDT) on June 27, 2025 for the following purposes:

1.	to receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2024 together with the auditor’s report thereon and interim financial statements of the Company for the period ended March 31, 2025;

2.	to elect the directors of the Company for the coming year;

3.	to appoint Davidson & Company LLP as the auditors of the Company and to authorize the directors to fix their remuneration; and

4.	to approve a resolution of a majority of the disinterested shareholders of the Company, approving the amendments to the Company’s omnibus incentive plan, as more particularly set out in the Circular;

5.	to transact such further or other business as may properly come before the Meeting or any adjournments thereof.

The accompanying Circular provides important and detailed information relating to the matters to be dealt with at the Meeting and forms part of this notice. Shareholders are encouraged to express their vote in advance by completing the form of proxy or voting instruction form provided to them.

Registered Shareholders as of the record date of May 1, 2025 may exercise their right to vote by completing and submitting the form of proxy provided to you. To be effective, the proxy must be received by the Company’s transfer agent and registrar, Computershare Investor Services Inc. (“Computershare”), prior to 1:00 p.m. (EDT) on June 25, 2025 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours, excluding Saturdays, Sundays and holidays in the Province of Ontario, prior to the time of the adjournment or postponement. Registered Shareholders may also vote their Shares by attending the virtual Meeting. Detailed instructions on how to complete and return proxies are provided in the accompanying Circular.

Non-registered Shareholders, including those who hold Shares in the name of a bank, trust company, securities dealer or broker, or other intermediary, should receive a voting instruction form that contains voting instructions. The voting instruction form includes detailed instructions on how to complete the form, where to return it and the deadline for returning it, which may be earlier than the deadline for Registered Shareholders. If you are unsure about anything in such voting instructions, contact your intermediary through which you hold your Shares. Shareholders may also vote their Shares online using the procedures described in the form of proxy or voting instruction form, as applicable.

It is important that you read and follow the instructions on how to vote by proxy included in the accompanying Circular or the instructions on your voting instruction form (the “VIF”) in order to have your vote count. The voting rights attached to the Shares represented by proxy will be voted in accordance with the instructions indicated thereon. If no instructions are given, the voting rights attached to such Shares will be voted FOR: the election of directors of the Company for the coming year, (b) the appointment of Davidson & Company LLP as the Company’s auditors and authorizing the directors to fix their remuneration, (c) to pass an ordinary resolution approving the amendments to the Company’s omnibus incentive plan and, (d) to pass an ordinary resolution approving the amendment of insider options.

For additional inquiries, you may contact the Company at 416-368-9411.

Dated this 1st day of May 2024.	By Order of the Board of Directors

(signed) "Thomas R. Mika"

Thomas R. Mika
Secretary

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Table of Contents

MESSAGE TO SHAREHOLDERS	2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	3

MANAGEMENT INFORMATION CIRCULAR	6

VIRTUAL MEETING	6

FORWARD-LOOKING INFORMATION	7

PROXY MATTERS	8

MATTERS TO BE ACTED UPON AT THE MEETING	14

1. PRESENTATION OF THE COMPANY’S FINANCIALS AND REPORT OF THE AUDITORS	14

2. ELECTION OF DIRECTORS	14

3. APPOINTMENT OF AUDITORS	17

4. AMENDMENT TO OMNIBUS PLAN	17

ADDITIONAL INFORMATION	18

STATEMENT OF EXECUTIVE COMPENSATION	19

CORPORATE GOVERNANCE DISCLOSURE	34

APPENDIX "A" MANDATE FOR THE BOARD OF DIRECTORS	A-1

APPENDIX "B" AUDIT COMMITTEE CHARTER OF POET TECHNOLOGIES INC.	B-1

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POET TECHNOLOGIES INC.
120 Eglinton Avenue East, Suite 1107, Toronto, ON M4P 1E2
Telephone: 416-368-9411

MANAGEMENT INFORMATION CIRCULAR

(As at May 1, 2025 except as indicated)

POET Technologies Inc. (the “Company”) is providing this management information circular (the “Circular”) in connection with the solicitation of proxies by the management (“Management”) of the Company for use at the annual and special meeting (the “Meeting”) of the Shareholders of the Company to be held virtually at 1:00 p.m. (EDT) on June 27, 2025 and for the purposes set forth in the Notice of Annual and Special Meeting. It is expected that the solicitation of proxies will be primarily by “Notice and Access” to electronic materials available on the Internet or by mail; however, proxies may also be solicited by directors, officers and certain employees of the Company, without receiving special compensation, by telephone, facsimile or by other personal contact. The cost of solicitation of proxies by Management will be borne by the Company.

The Company may pay the reasonable costs incurred by persons who are Shareholders but not the beneficial owners of common shares of the Company (“Shares”) (such as brokers, dealers and other registrants under applicable securities law and nominees and custodians) in sending or delivering copies of the Notice of Annual and Special Meeting, the Circular, the form of proxy (the “Proxy”) and/or the voting instruction form (the “VIF”) to the beneficial owners. However, any such payments must be pre-approved by the Company. The Company will furnish to such persons, upon request to the Secretary of the Company, and without additional cost, additional copies of the Notice of Annual and Special Meeting, the Circular, and the Proxy and/or the VIF.

Virtual Meeting

The Meeting will be conducted via live audio webcast online at https://meetnow.global/MA7YKL7. Shareholders will have an equal opportunity to attend, ask questions and vote at the Meeting online regardless of their geographic location. Inside this document, you will find important information and instructions about how to participate at the Meeting online.

Attending and Voting Virtually at the Meeting

Registered Shareholders and duly appointed and registered proxyholders may attend the Meeting online using an Internet connected device such as a laptop, computer, tablet or mobile phone, and the meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins. You will also need to have the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. As internal network security protocols, such as firewalls or VPN connections may block access to the meeting platform, please ensure that you use a network that is not restricted by the security settings of your organization or that you have disabled your VPN settings. Shareholders and duly appointed proxyholders attending the Meeting online must remain connected to the Internet at all times during the Meeting in order to vote when balloting commences. It is the Shareholder’s and duly appointed proxyholder’s responsibility to ensure that they remain connected for the duration of the Meeting. Registered Shareholders and duly appointed proxyholders wishing to attend the Meeting online should allow ample time to check in. Online check-in will begin at 12:00 p.m., one hour prior to the commencement of the Meeting on June 27, 2025, at 1:00 p.m. (EDT).

Below are some frequently asked questions regarding the virtual format for the Meeting.

How can I participate and vote in the annual and special meeting?

1. Log in at https://meetnow.global/MA7YKL7 at least 15 minutes before the meeting starts

2. Select “Shareholder” and enter your “control number”

3. Enter your 15-digit control number found on your proxy form

4. If you are an appointed proxy holder, select “Invitation” and enter your “Invite Code”

5. If you have not Voted, you can vote when the Chair opens the electronic ballot

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We encourage you to submit your vote in advance by going to www.investorvote.com and enter your 15-digit control number on your proxy, using a touch tone telephone by dialing, toll free 1-866-732-VOTE (8683) or direct dial 1-312-588-4290, or by mail to Computershare Investor Services Inc. 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1.

Shareholders who wish to appoint a third party proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/POETTech by 1:00 p.m. (EDT) on June 25, 2025 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with an Invite Code via email.

When can I join the annual and special meeting online?

Online check-in will begin at 12:00 p.m. We recommend that Shareholders log into the meeting platform 15 to 20 minutes prior to the start of the meeting. The meeting will begin promptly at 1:00 p.m. (EDT) on June 27, 2025.

How can I ask questions?

While logged in for the meeting you will be able to submit questions online by clicking on the Submit Questions button. Management will make an effort to address as many questions as possible.

What if I misplaced my 15 - digit control number?

Proxy cut-off is 1:00 p.m. (EDT) on June 25, 2025. Shareholders who have misplaced their control number and wish to vote are advised to contact Computershare as early as possible. Please contact Computershare at service@computershare.com or by telephone at 1-800-564-6253 (toll free North America) or 1-514-982-7555 (international) by 1:00 p.m. (EDT) on June 25, 2025 to get your control number. If you are unable to contact Computershare, we have made arrangements to provide a live audio webcast of the Meeting. We will post details on how you may hear the webcast on our website at www.poet-technologies.com and in a media release before the Meeting. You will not be able to vote your shares or submit your questions during the Meeting.

FORWARD-LOOKING INFORMATION

This Circular contains forward-looking statements and information within the meaning of U.S. and Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology or words, such as, “continues”, “with a view to”, “is designed to”, “pending”, “predict”, “potential”, “plans”, “expects”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, and similar expressions or variations thereon, or statements that events, conditions or results “can”, “might”, “will”, “shall”, “may”, “must”, “would”, “could”, or “should” occur or be achieved and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. Forward-looking statements and information are based on Management’s current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results, performance and achievements may differ materially from those expressed in, or implied by, the forward-looking statements and information in this Circular as a result of various risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of the Company, including without limitation:

•	we have a history of large operating losses;
•	our possible need for additional financing, which may not be available on acceptable terms or at all;
•	our need to generate cash to support our operations;
•	the risks relating to our ability to attract and retain key personnel;
•	the possibility that we will not be able to compete in the highly competitive photonics market;
•	the dependence of our strategy and operations on the success of the optical interposer platform;
•	the risk that our objectives will not be met within the timelines we expect or at all;
•	the expectations and risks related to our research and development activities, including the success and timing of completion of product development;

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•	the expectations and risks relating to sales and commercialization of our products, including due to the customizable nature of our products;
•	the risks associated with the performance of our sub-contractors and other third parties;
•	the risks associated with successfully protecting patents and trademarks and other intellectual property;
•	the need to control costs and the possibility of unanticipated expenses;
•	the risk that the price of our common stock will be volatile;
•	the risk that Shareholders’ interests will be diluted through future stock offerings, option and warrant exercises;
•	the risks related to the impacts of tariffs on our business; and
•	other risks and uncertainties described in our public filings, including our Annual Report on Form 20-F, a copy of which is available on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) under the Company’s issuer profile.

For all of the reasons set forth above, investors should not place undue reliance on forward-looking statements. Other than any obligation to disclose material information under applicable securities laws or otherwise as maybe required by law, we undertake no obligation to revise or update any forward-looking statements after the date hereof.

PROXY MATTERS

MAILING OF PROXY AND OTHER MATERIALS

NOTICE AND ACCESS

In accordance with the Notice and Access rules adopted by the Ontario Securities Commission under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer, the Company is sending its proxy-related materials (the “Proxy Materials”) to Shareholders using the Notice and Access method. Therefore, although Shareholders will still receive the Proxy and/or VIF in paper copy, the additional Proxy Materials, including this Circular, the notice of meeting which appears before this Circular (the “Notice of Meeting”), and the annual audited consolidated financial statements and related management discussion & analysis for the year ended December 31, 2024 will not be physically delivered. Instead, Shareholders may access or download the Proxy Materials from the Company’s website at https://poet-technologies.com/investors/agm/agm2025.html or may also access them from SEDAR+ at www.sedarplus.ca under the Company’s issuer profile. The Company believes that this delivery method will expedite the receipt of the Proxy Materials by Shareholders, reduce its printing and mailing expenses and reduce the environmental impact of disposing of the Proxy Materials after they are no longer useful. The Company will not be using stratification as it relates to Notice-and-Access. We kindly remind you that all Shareholders should access and review the Circular and all other Proxy Materials prior to voting.

Registered holders or beneficial owners may request paper copies of the Proxy Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Proxy Materials are posted on the Company’s website. Prior to the Meeting, Shareholders may contact the Company’s transfer agent to request a paper copy of the Proxy Materials by calling 1-866-962-0498 (North America Toll Free) or 514-982-8716 (Direct Outside of North America). In order for the Proxy Materials to be received in a timely manner prior to the Meeting, you must make such request by June 10, 2025. You may still obtain paper copies of the Proxy Materials after the Meeting date by contacting the Company at 416-368-9411 as outlined above. If you have questions concerning Notice and Access, please contact the Secretary of the Company, by telephone at 416-368-9411 or by e-mail at agm@poet.tech.

The purpose of the Proxy and/or VIF which were mailed to Shareholders is to designate persons who will vote the Proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the said form.

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VOTING PROCESS – REGISTERED SHAREHOLDERS

Appointment of Proxies

The persons named in the Proxy are officers and/or directors of the Company (the “Management Proxyholders”). A registered Shareholder (a “Registered Shareholder”) can appoint a person other than the Management Proxyholders, who need not be a Shareholder, to represent him or her at the Meeting by inserting such person’s name in the blank space provided in the Proxy or by completing another form of proxy.

A Registered Shareholder appointing a proxyholder may indicate the manner in which the appointed proxyholder can vote with respect to any specific item by checking the space opposite the item on the Proxy. If the Shareholder giving the Proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item should be left blank. The Shares represented by the Proxy submitted by a Shareholder will be voted or withheld from voting in accordance with the directions, if any, given in the Proxy.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholders will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by Management at the Meeting.

Voting Shares by Proxy

Registered Shareholders at the close of business on May 1, 2025 may vote their proxies as follows:

•	Internet voting: Go to the website indicated on the Proxy (http://www.investorvote.com) and follow the instructions on the screen. To appoint a proxyholder, other than Management Proxyholders, to represent you at the Meeting, inserting such person’s name in the blank space provided on the online Proxy. Then complete your voting instructions and submit the form. The time and date submitted will automatically be recorded.
•	Voting by mail: Complete the Proxy in a legible manner. To appoint a proxyholder, other than the Management Proxyholders, to represent you at the Meeting, insert such person’s name in the blank space provided in the Proxy. Complete your voting instructions by checking the appropriate boxes on the Proxy, date and sign the form. You may either send the completed Proxy to Computershare by mail to: 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 and the fax number is (416) 263-9524 or toll free at 1 (866) 249-7775.
•	Voting by telephone: Using a touch tone telephone, Dial toll free 1-866-732-VOTE (8683) or direct dial 1-312-588-4290 and follow the prompts to cast your vote.

Deadline for Receipt of Proxies

The deadline for receiving duly completed and executed forms of proxy or submitting a proxy by fax or over the Internet is 1:00 p.m. (EDT) on June 25, 2025, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting. A Registered Shareholder attending the Meeting has the right to vote in person, but he or she must, before the start of the Meeting, register with the scrutineer of the Meeting. The scrutineer will be available online when registration opens at 12:00 p.m. on the day of the Meeting. If he/she had previously submitted a Proxy, he/she must specifically request that his proxy be nullified with respect to the matters and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment or postponement thereof, thereby permitting him or her to vote in person. Notwithstanding the foregoing, the Chair of the Meeting has the sole discretion to accept proxies received after such deadline but is under no obligation to do so.

Revocation of Proxies

A Proxy submitted pursuant to this solicitation may be revoked in any manner permitted by law and by written notice, signed by the Shareholder or by the shareholder’s attorney authorized in writing (or, if the Shareholder is a Company, by a duly authorized officer or attorney), and deposited with Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or postponement thereof, at which the Proxy is to be used.

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A Proxy submitted pursuant to this solicitation may also be revoked prior to the commencement of voting by attending the Meeting in person and registering with the scrutineer as a Registered Shareholder personally present and requesting to nullify his proxy to allow him to vote in person.

A revocation of Proxy does not affect any matter on which a vote has been taken before the revocation.

Exercise of Discretion by Proxies

The persons named in the enclosed Proxy will vote the Shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction, the relevant Shares will be voted in favour of the passing of all the resolutions described below.

The enclosed Proxy confers discretionary authority on the persons named in the Proxy with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, Management knows of no such amendments, variations or other matters to come before the Meeting. However, if amendments or variations to any other matters which are not now known to Management should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the named proxyholder.

VOTING PROCESS – NON-REGISTERED SHAREHOLDERS

Only Registered Shareholders of the Company or the persons they appoint as their proxyholders are permitted to vote at the Meeting. Many Shareholders of the Company are referred to as “non-registered” Shareholders (“Non-Registered Shareholders”) because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Shares for their clients. Therefore, Non-Registered Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person or that the Shares are duly registered in their name.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own forms and voting instructions to clients, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Shares are voted at the Meeting. Shares beneficially owned by a Non-Registered Shareholder are registered either:

(i)	in the name of an intermediary (“Intermediary”) that the Non-Registered Shareholder deals with in respect of the Shares of the Company (Intermediaries include, amongst others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

(ii)	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. in Canada or The Depository Trust & Clearing Company in the United States) of which the Intermediary is a participant.

Unless you have previously informed your Intermediary/broker that you do not wish to receive material relating to the Meeting, you should have received a Proxy or a VIF. In either case you have the right to exercise voting rights attached to the Company’s Shares beneficially owned by you, including the right to attend and vote the Shares directly at the Meeting, assuming that you follow the instructions contained in the said Proxy or VIF.

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Non-Objecting Beneficial Owner (“NOBO”) Shareholders

All NOBO Shareholders of the Company will receive a VIF from.

The process to vote a VIF or to appoint a proxyholder are the same as that described under “Voting Process – Registered Shareholders”, except that:

•	the form received by the Shareholder is a VIF instead of a Proxy; and
•	a NOBO Shareholder cannot attend the Meeting to vote unless, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting, the NOBO Shareholder appoints himself or herself as a proxyholder according to the instructions provided on the VIF and registers with the scrutineer upon arriving at the Meeting.

Objecting Beneficial Owner (“OBO”) Shareholders

In accordance with applicable securities law requirements, the Company will, upon request, distribute copies of the Proxy Materials to the clearing agencies and Intermediaries for distribution to OBO Shareholders and to the Other Non-Registered Shareholders. The Company does not intend to pay for Intermediaries to forward materials to OBO Shareholders. Intermediaries are required to forward the Proxy Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Proxy Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Proxy Materials will either:

(i)	be given a VIF which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. Typically, this VIF will consist of a one-page pre-printed form; or

(ii)	be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the OBO Shareholder, but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the Proxy, the signature of the OBO Shareholder is not required when submitting the Proxy.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Shares of the Company that they beneficially own. Since only Registered Shareholders and their proxyholders may attend and vote at the Meeting, if a Non-Registered Shareholder attends the Meeting, the Company will have no record of the Non-Registered Shareholder’s shareholding or of his/her or its entitlement to vote unless the Non-Registered Shareholder’s nominee has appointed the Non-Registered Shareholder as proxyholder. Therefore, a Non-Registered Shareholder who receives one of the above forms and wishes to vote at the Meeting (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should insert the Non-Registered Shareholder’s name or such other person’s name in the blank space provided, and depending on the design of the VIF, may need to strike out the names of the Management Proxyholders listed therein. The voting instructions given to the Non-Registered Shareholder may provide for voting by telephone, on the Internet, by mail or by fax. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or VIF is to be delivered.

A Non-Registered Shareholder who has submitted a Proxy may revoke it by contacting the Intermediary through which the Non-Registered Shareholder’s Shares are held and by following the instructions of the Intermediary respecting the revocation of Proxies. This procedure should be initiated sufficiently in advance of the Meeting to ensure there is sufficient time to implement your instructions.

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In all cases it is important that the Proxy or VIF be received by the Intermediary or its agent sufficiently in advance of the deadline set forth in the Notice of Meeting to enable the Intermediary or its agent to provide voting instructions on your behalf before the deadline.

Failing to follow the proper voting instructions described in the VIF may invalidate your vote and/or not allow you attend and vote at the Meeting.

Notice for US Beneficial Shareholders

To attend and vote at the virtual Meeting, you must first obtain a valid legal Proxy from your intermediary and then register in advance to attend the Meeting. Follow the instructions from your intermediary included with these proxy materials or contact your intermediary to request a legal Proxy form. After first obtaining a valid legal Proxy from your intermediary, to then register to attend the virtual Meeting, you must submit a copy of your legal Proxy to Computershare and by email to USlegalproxy@computershare.com. Requests for registration should be directed to:

Computershare
100 University Avenue
8th Floor
Toronto, Ontario
M5J 2Y1

And

Email at: USlegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than 1:00 p.m. (EDT) on June 25, 2025.You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the virtual Meeting and vote your Shares at https://meetnow.global/MA7YKL7 during the Meeting. Please note that you are required to register your appointment at http://www.computershare.com/POET. If you have complied with the steps described above within the required timeframe then, prior to the Meeting, Computershare will contact you via email with an Invite Code which will allow you to log in to the live webcast and vote at the Meeting using the meeting platform. Without an Invite Code you will not be able to ask questions or vote at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited Shares without par value, of which 78,076,501 shares are issued and outstanding as of May 1, 2025. The Company has fixed the close of business on May 1, 2025 as the record date (the “Record Date”) for the purpose of determining Shareholders entitled to receive notice of and vote at the Meeting. In accordance with the provisions of the Business Corporations Act (Ontario), the Company has prepared a list of Shareholders on the Record Date. Each Shareholder is entitled to one vote for each Share held in respect to each matter to be voted at the Meeting. Only Shareholders of record on the Record Date are entitled to vote at the Meeting.

To the knowledge of the directors and officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs Shares carrying 10% or more of the voting rights attached to all Shares of the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, or employee of the Company or any of its subsidiaries, former director, executive officer, or employee of the Company or any of its subsidiaries, proposed nominee for election as director of the Company, or any associate of any of the foregoing, (i) has been or is indebted to the Company or any of its subsidiaries, at any time during its most recently completed financial year, or (ii) has had any indebtedness to another entity at any time during its most recently completed financial year which has been the subject of a guarantee, support agreement, letter of credit, or other similar arrangement provided by the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of Management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries, except for stock option grants and the Company’s convertible debentures.

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MATTERS TO BE ACTED UPON AT THE MEETING

1.       PRESENTATION OF THE COMPANY’S FINANCIALS AND REPORT OF THE AUDITORS

The audited consolidated financial statements of the Company for the financial year ended December 31, 2024 together with the auditor’s report thereon as well as the unaudited condensed consolidated financial statements for the three months ended March 31, 2025 shall be presented at the Meeting.

2.       ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. At the Meeting, Shareholders will be asked to elect five directors to the board of directors of the Company (the “Board”). The persons named in the enclosed form of proxy intend to cast the votes to which the Shares represented by such proxy are entitled for the director nominees whose names are set forth below, unless the Shareholder who has given such proxy has directed that the Shares be otherwise voted or withheld from voting in respect of the election of directors. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting or any adjournment thereof, the persons named in the form of proxy have the right to vote for the election of the remaining nominees and may vote for the election of a substitute nominee in their discretion.

The following table sets out the name of each of the nominees proposed to be nominated for election as a director, all positions and offices in the Company held by each of them, the principal occupation or employment of each of them for the past five years, the year in which each was first elected as a director of the Company (where applicable) and the approximate number of Shares that each has advised are beneficially owned (directly or indirectly) or subject to his or her control or direction.

Name, Jurisdiction of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Date First Elected or Appointed as a Director	Number of Shares beneficially owned, directly or indirectly, or controlled or directed (4)
Jean-Louis Malinge Paris, France(1)(3)(5)	Partner with ARCH Venture Partners	September 5, 2017	33,892
Glen Riley(2)(3) Hood River, OR, U.S.A	Retired General Manager/VP from Qorvo/TriQuint since 2017	December 7, 2020	40,129
Robert “Bob” Tirva(1) Toronto, ON, Canada	Retired President/COO/CFO from Sonim Technologies since 2022	December 5, 2024	-
Suresh Venkatesan Los Gatos, CA, U.S.A.	CEO of the Company since June 11, 2015, Executive Chairman of the Board since November 6, 2019.	June 12, 2015	158,611
Theresa Lan Ende (2) Los Gatos, CA, U.S.A.	Chief Procurement Director, Arista Networks	October 14, 2022	Nil

NOTES:

(1)	Current members of the Audit Committee. Mr. Tsiofas is the chair of the Audit Committee.
(2)	Current members of Compensation Committee. Mr. Riley is the chair of the Compensation Committee.
(3)	Current members of Corporate Governance and Nominating Committee. Mr. Malinge is the chair of the Corporate Governance and Nominating Committee.
(4)	Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Record Date, based upon information filed on System for Electronic Disclosure by Insiders (“SEDI”) by the individual directors or furnished to the Company by them. Unless otherwise indicated, such shares are held directly.
(5)	Mr. Malinge serves as the Lead Director.

Based on the disclosure available on the SEDI or provided by the director nominees, as of the Record Date, the director nominees as a group, beneficially owned, or exercise control or direction over, directly or indirectly, an aggregate of 232,632 Shares, representing 0.5% of the issued and outstanding Shares on a non-diluted basis.

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The following briefly describes the qualification and experience of the nominees to the Board:

Glen Riley – Mr. Glen Riley has more than 30 years experience in leadership roles spanning both the semiconductor and optoelectronics industries. He most recently served as General Manager of the Filter Solutions Business Unit at Qorvo, where he was responsible for developing highly integrated RF modules used in flagship smartphones. Prior to the merger of RFMD and TriQuint that formed Qorvo, he held multiple leadership roles at TriQuint, including Managing Director of international headquarters in Singapore, General Manager of the GaAs foundry business, and General Manager of Optoelectronics. Riley was previously the Chief Executive Officer of Opticalis, an early stage optoelectronics company focused on the development of high-density wavelength division multiplexing products. He also held prior roles as Vice President and General Manager of the Optoelectronic business at Agere Systems, and President of Asia-Pacific Sales and Marketing at Lucent Technologies Microelectronics Group. He graduated as valedictorian with a B.S. degree in Electrical Engineering from the School of Engineering at the University of Maine and completed the General Manager Program at Harvard Business School.

Jean-Louis Malinge - Mr. Jean-Louis Malinge recently retired as partner with ARCH Venture Partners, an early-stage venture capital firm with nearly $2 billion under management. Additionally, he is a board member of EGIDE SA, CAILabs and Aeponyx. EGIDE SA is a public French company which designs, manufactures and sells hermetic packages for the protection and interconnection of several types of electronic and photonic chips. CAIlabs is a venture-backed French innovative start-up founded in 2013 which has developed a unique spatial multiplexing platform. Aeponyx is a venture-backed Canadian innovative start-up which develops a platform combining Silicon Nitride waveguides with planar MEMS for photonics components. From 2004 to 2013 Jean-Louis was President and CEO of Kotura, a Silicon Photonics pioneer which was acquired in 2013 by Mellanox Technologies. Prior to Kotura Mr. Malinge was an executive with Corning Inc for 15 years. Jean-Louis hold an Executive M.B.A. from MIT Sloan School in Boston, Massachusetts. He also holds an engineering degree from the Institut National des Sciences Appliquées in Rennes, France.

Dr. Suresh Venkatesan – Prior to joining POET in 2015 as CEO, Dr. Venkatesan was the Senior Vice President, Technology Development at GlobalFoundries and was responsible for the Company’s Technology Research and Development. He joined GlobalFoundries in 2009, where he led the development and ramp of the 28nm node and was instrumental in the technology transfer and qualification of 14nm. In addition, he was responsible for the qualification and ramp up of multiple mainstream value-added technology nodes. Dr. Venkatesan is an industry veteran with over 22 years of experience in semiconductor technology development. Prior to joining GlobalFoundries, he held various leadership positions with Freescale Semiconductor in Austin, Texas. He holds over 25 US patents, and has co-authored over 50 technical papers. He earned a Bachelor of Technology degree in Electrical Engineering from the Indian Institute of Technology and a Master of Science and PhD degrees in Electrical Engineering from Purdue University.

Theresa Lan Ende - Before her appointment as Chief Procurement Director of Arista Networks in 2019, Ms. Ende served for 10 years as its Senior Director of Global Supply Chain Management. Prior to Arista, she held senior positions at JDSU Optical Division and Force10 Networks. At Cisco Systems and ROLM Telecommunications, Ms. Ende held various program management and planning management positions over a 20-year period. In 2019, she was honored as one of the “Top 100 Women of Influence” by Silicon Valley Business Journal.

Robert Tirva - Brings over 30 years of executive experience in the technology industry and several years of advisory experience as a director of companies advancing semiconductor technology. Throughout his career, Mr. Tirva held various management positions at IBM, Broadcom Corporation, Dropbox and Intermedia Cloud Communications Inc. before assuming the role of President, Chief Operating Officer and Chief Financial Officer of Sonim Technologies, Inc. until it was acquired by AJP Holding Company in 2022.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

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To the knowledge of the Company, no proposed director:

(a)	is, as at the date of the Circular, or has been, within 10 years before the date of the Circular, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any company (including the Company) that:
(i)	was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)	is, as at the date of this Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

The Board has adopted a policy for majority voting for individual directors (the “Majority Voting Policy”). Under the Majority Voting Policy, the Proxy for any Shareholders meeting where directors are to be elected will enable each Shareholder to vote for, or withhold from voting on, each director nominee (the “Nominee” or collectively the “Nominees”) separately. If votes “for” the election of a Nominee are fewer than the number voted “withheld”, the Nominee is expected to submit his or her resignation promptly after the meeting of shareholders for the consideration of the Corporate Governance and Nomination Committee (the “CGN Committee”). The CGN Committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide whether to accept or reject the resignation. The Board’s decision to accept or reject the resignation will be disclosed to Shareholders. The Nominee will not participate in any CGN Committee or Board deliberations as to whether to accept or reject the resignation. The Majority Voting Policy does not apply in circumstances involving contested director elections.

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Recommendation of the Board

The Board unanimously recommends that Shareholders vote FOR the election of the nominees set out above as directors of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted FOR the election of the nominees set out above as directors of the Company.

3.       APPOINTMENT OF AUDITORS

Davidson & Company LLP, Certified Public Accountants, of Vancouver, British Columbia, are the auditors of the Company.

At the Meeting, Shareholders will be asked to re-appoint Davidson & Company LLP as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

Recommendation of the Board

The Board unanimously recommends that holders of common shares of POET vote FOR the appointment of Davidson & Company LLP as the Company’s auditors and authorizing the directors to fix their remuneration. Unless otherwise instructed, the Proxies given pursuant to this solicitation will be voted FOR the re-appointment of Davidson & Company LLP as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

4.       AMENDMENT TO OMNIBUS PLAN

Introduction

On June 21, 2024, Shareholders of the Company approved the omnibus incentive plan (the “Omnibus Plan”) whereby the number of Shares (the “Fixed Number”) issuable under the Omnibus Plan was 12,218,458, representing 20% of the issued and outstanding shares of the Company. The full text of the Omnibus Plan can be viewed on the Company’s website https://poet-technologies.com/index.html under “Corporate Governance”. A copy of the Omnibus Plan is available on SEDAR+ (www.sedarplus.ca) under the Company’s issuer profile and the Company’s website at www.poet-technologies.com.

As the Omnibus Plan is a 20% fixed plan, pursuant to the policies of the TSXV, the Omnibus Plan requires the approval of Shareholders for certain amendments, including to increase the maximum number of Shares to be reserved under the Omnibus Plan.

On May 1, 2025, the Board resolved to increase the Fixed Number of shares reserved for issuance under the Omnibus Plan to such number equal to 20% of the issued and outstanding Shares on the day prior to the Meeting, subject to Shareholder and the TSXV approval. No other amendment to the Omnibus Plan is being requested.

As at the Record Date, there were 78,076,501 issued and outstanding Shares, with 9,283,445 Shares reserved for issuance pursuant to outstanding awards governed under the Omnibus Plan. If approved by the Shareholders, the Fixed Number issuable under the Plan will be increased from 12,218,458 to a number equal to 20% of the issued and outstanding common shares of the Company at the close of business on June 26, 2025.

For a summary of the key terms of the Omnibus Plan, see “Statement of Executive Compensation – Outstanding Share-Based Awards and Option-Based Awards – Narrative Discussion” as well as the Company’s management information circular dated May 9, 2024, a copy of which is available on SEDAR+ (www.sedarplus.ca) under the Company’s issuer profile.

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Omnibus Plan Resolution

At the Meeting, Shareholders will be asked to consider, and deemed advisable, approve an ordinary resolution to approve the amendment of the Omnibus Plan, the full text of which will substantially be as follows (the “Omnibus Plan Amendment Resolution”):

“RESOLVED, as an ordinary resolution of the disinterested shareholders of POET Technologies Inc. (the “Company”), that:

(a)	the amendment of the Company’s omnibus incentive plan (the “Omnibus Plan”) to increase the number of common shares of the Company reserved for issuance under the Omnibus Plan (the “Fixed Number”) from 12,218,458 to a number equal to 20% of the issued and outstanding common shares of the Company at the close of business on June 27, 2025, be and is hereby ratified and approved;
(b)	all awards issued or to be issued under the Omnibus Plan (as amended), be and are hereby approved;
(c)	the board of directors of the Company (the “Board”) be authorized to make any further amendments to the Omnibus Plan from time to time, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the Board, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Omnibus Plan.”

To be effective, the Omnibus Plan Amendment Resolution must be approved by a simple majority of the votes cast by Shareholders at the Meeting, excluding the votes attaching to the Shares held or beneficially owned by the insiders, of the Company and their associates and affiliates. As of the Record Date, the insiders of the Company and their respective affiliates and affiliates hold 232,632 Shares, which will be excluded from voting on the Omnibus Plan Amendment Resolution.

Recommendation of the Board

The Board has determined that the amendment of the Omnibus Plan is in the best interests of the Company and unanimously recommends that disinterested Shareholders vote FOR the Omnibus Plan Amendment Resolution. Unless otherwise instructed, the persons named in the accompanying Proxy (provided the same is duly executed in their favour and is duly deposited) intend to vote FOR the Omnibus Plan Resolution to approve the proposed amendments to the Omnibus Plan as detailed above.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR+ (www.sedarplus.ca) under the Company’s issuer profile. Inquiries including requests for copies of the Company’s financial statements and management’s discussion and analysis may be directed to the Company at Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario, M4P 1E2, Attention: Kevin Barnes, Vice President of Finance & Administration, Corporate Controller and Treasurer. Additional financial information is provided in the Company’s financial statements and management’s discussion and analysis for the year ended December 31, 2024, which are also available on SEDAR+ (www.sedarplus.ca) under the Company’s issuer profile.

Additional information relating to the Company is also available on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) under the Company’s issuer profile.

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STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information regarding all significant elements of compensation paid, payable, granted, given or otherwise provided by the Company to the following individuals (collectively, the “Named Executive Officers” or “NEOs”):

The Company’s NEOs for the 2024 fiscal year are:

1.	the Company’s chief executive officer, including an individual performing functions similar to a chief executive officer (the “Chief Executive Officer”);
2.	the Company’s chief financial officer, including an individual performing functions similar to a chief financial officer (the “Chief Financial Officer”);
3.	each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 – Statement of Executive Compensation under National Instrument 51-102 – Continuous Disclosure Obligations, for that financial year; and
4.	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

The Company’s NEOs for the 2024 fiscal year are:

(a)	Suresh Venkatesan, Chairman and Chief Executive Officer;
(b)	Thomas Mika, Executive Vice President and Chief Financial Officer;
(c)	Mo Jinyu, Senior Vice President, Global Product Development.
(d)	Raju Kankipati, Chief Revenue Officer, USA
(e)	Yong Meng “James” Lee, Vice President, Interposer Engineering

Description and Explanation of Elements of Compensation Program

(i)	The objectives of the Company’s executive compensation program are:
•	to attract, retain and motivate quality executives;
•	to align the interests of executives with those of the Company’s Shareholders;
•	to provide total compensation to executives that is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions;
•	to evaluate executive performance on the basis of targets determined by the Board; and
•	to be cognizant of expense management in determination of compensation rewards.
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(ii)	The executive compensation program has been designed to reward executives for:
•	the reinforcement of the Company’s business objectives and values; and
•	the attainment of key development and financial milestones dependent on the executive; and their individual performance and significant achievements.
(iii)	The executive compensation program consists of the following elements: base salary, variable pay compensation and stock option incentives.
(iv)	In addition to his or her fixed base salary, each officer may be eligible to receive variable pay compensation or bonus meant to motivate him or her to achieve short-term goals. Currently, the Company does not have in place established procedures for determining variable pay compensation. Stock options are a very important element of the variable pay compensation and do not require cash disbursement from the Company. Stock options are also generally awarded to officers and consultants at the time of hire and are used as a recruitment tool to attract highly qualified and experienced executives and consultants to the Company. Stock options are also granted at other times during the year. The Company currently operates at a loss, so the Company uses stock option grants as a means of managing its cash flow. As a result, the Board has to consider not only the financial situation of the Company at the time of the determination of the compensation, but also the estimated financial situation in the mid and long term. Also, the granting of stock options aligns officers’ rewards with an increase in Shareholder value over the long term. The use of stock options encourages and rewards performance by aligning an increase in each officer’s compensation with increases in the Company’s performance and in the value of the Shareholders’ investments.
(v)	Determination of the Amount of Each Compensation Program Element – In order to assist the Board in fulfilling its oversight responsibilities with respect to human resources matters, the Board established a compensation committee (the “Compensation Committee”). The Compensation Committee reviews and makes determinations with respect to senior officer compensation on a regular basis with any discretionary compensation used only for extraordinary projects or significant milestone results that advance the Company’s growth potential. When determining officer’s compensation, the Compensation Committee receives input from the Chairman of the Board, and the CEO of the Company. From time to time, the Compensation Committee engages professional compensation consultants to conduct a peer group review.

Base Salary - The base salary for officers, is reviewed by the Compensation Committee of the Board, within a reasonable time prior to the expiry of the current employment or consulting agreement, with input and direction being provided by the Chairman of the Board, and the CEO of the Company. The base salary review takes into consideration the current competitive market conditions, experience, proven and/or expected performance, and the particular skills of the officer.

For more information on salaries paid to the executives, refer to the “Summary Compensation Table”.

Variable Pay Compensation - The Company has no current procedure to assess each officer’s role in adding to the Company’s growth. However, there are occasions when there can be significant officer achievements that further the business potential of the Company or create vital successes to the Company. Therefore, there are times when a discretionary variable pay award may be made to an officer. This type of payment is done after presenting the achievement to the Compensation Committee. If deemed important to the success of the Company’s business, the Compensation Committee can approve such an ad hoc variable payment. Stock options are a non-cash component of the variable pay compensation and are discussed below.

Awards under the Omnibus Plan - The Board, based on recommendations of the Compensation Committee where appropriate, makes the following determinations:

(a)	it selects officers and other persons who are entitled to participate in the Omnibus Plan;
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(b)	it determines the number of awards granted to such individuals; and
(c)	it determines the date on which each award is granted and the corresponding terms relating to such award (including but not limited to exercise price and vesting criteria).

The Board makes these determinations subject to the provisions of the Omnibus Plan which it is using as its long-term incentive strategy. For more information refer to the section entitled “Option-Based and Share-Based Awards”. For additional details on the amendment to the Omnibus Plan limits, please see “Amendment to Omnibus Plan”.

Elements of Compensation - Each element of the compensation program has been designed to meet one or more objectives of the overall executive compensation plan. The fixed base salary of each officer, combined with the variable pay compensation and stock options, has been designed to provide the total compensation package which the Board believes is reasonably competitive with that provided by other companies in the peer group and others of comparable size engaged in similar business in appropriate regions. In addition, the variable pay compensation has been designed to align the interests of executives with those of the Company’s Shareholders and to evaluate financial performance on basis of relevant technical or financial milestones. Option grants are designed to align executives’ and Shareholders’ interests and to provide longer term compensation incentives.

Review and Approval – Compensation Committee - The Compensation Committee of the Board is responsible for the oversight and development of the Company’s compensation philosophy, guidelines and strategy to executive compensation, including among other things, reviewing and making recommendations for approval by the Board with respect to remuneration of executives of the Company, overseeing succession planning as well as reviewing and administering the Company’s incentive compensation plans. All executive compensation components are reviewed by the Compensation Committee as needed and its recommendations are subject to approval of the Board, as appropriate.

The Compensation Committee is currently comprised of Glen Riley (Chair), Chris Tsiofas and Theresa Lan Ende. All members of the Compensation Committee are independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”).

The specific experience of each committee member relevant to his or her responsibilities as a member of the Compensation Committee is summarized below:

Glen Riley – Mr. Riley has more than 30 years experience in leadership roles spanning both the semiconductor and optoelectronics industries. He most recently served as General Manager of the Filter Solutions Business Unit at Qorvo, where he was responsible for developing highly integrated RF modules used in flagship smartphones. Prior to the merger of RFMD and TriQuint that formed Qorvo, he held multiple leadership roles at TriQuint, including Managing Director of international headquarters in Singapore, General Manager of the GaAs foundry business, and General Manager of Optoelectronics. Mr. Riley was previously the Chief Executive Officer of Opticalis, an early stage optoelectronics company focused on the development of high-density wavelength division multiplexing products. He also held prior roles as Vice President and General Manager of the Optoelectronic business at Agere Systems, and President of Asia-Pacific Sales and Marketing at Lucent Technologies Microelectronics Group. He graduated as valedictorian with a B.S. degree in Electrical Engineering from the School of Engineering at the University of Maine and completed the General Manager Program at Harvard Business School.

Chris Tsiofas – Mr. Chris Tsiofas, CA, CPA, earned a Bachelor’s of Commerce Degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada and the Canadian Tax Foundation. He has been on the Board of Directors since August of 2012 and has served as the Chair of the Audit Committee during his entire tenure In February 2024 he was appointed to the Board of Directors of Andrew Peller Limited (TSE:ADW) and serves as the Chair of the Audit and Pension Committees. Andrew Peller Ltd. is a leading producer and marketer of quality wines and craft beverage alcohol products in Canada. With wineries in British Columbia, Ontario, and Nova Scotia, the Company markets wines produced from grapes grown in Ontario’s Niagara Peninsula, British Columbia’s Okanagan and Similkameen Valleys, and from vineyards around the world. He is the president of MTN Chartered Professional Accountant Professional Corporation, a public accountancy firm. He sits on various private company boards. He has also served in a principal capacity in various entrepreneurial ventures resulting in successful divestitures.

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Theresa Lan Ende - Before her appointment as Chief Procurement Director of Arista Networks in 2019, Ms. Ende served for 10 years as its Senior Director of Global Supply Chain Management. Prior to Arista, she held senior positions at JDSU Optical Division and Force10 Networks. At Cisco Systems and ROLM Telecommunications, Ms. Ende held various program management and planning management positions over a 20-year period. In 2019, she was honored as one of the “Top 100 Women of Influence” by Silicon Valley Business Journal.

See “Corporate Governance Disclosure –Compensation Committee”.

Managing Compensation Risks

The Compensation Committee recognizes that certain elements of compensation could promote unintended inappropriate or excessive risk-taking behaviours; however, the Company seeks to ensure that executive compensation packages appropriately balance short-term incentives and long-term incentives. The Compensation Committee believes that executive compensation risk management is reinforced by ongoing oversight of the Board of, among other things, the Company’s financial results, regulatory disclosure, strategic plans, and fraud and error reporting, the Audit Committee’s regular meetings with the external auditors, and the Company’s internal controls, management information systems and financial control systems. As a result of the factors discussed above, the Compensation Committee does not believe that its compensation policies and practices are reasonably likely to have a material adverse effect on the Company.

The Company’s Securities Trading Policy contains certain prohibitions for the Company’s reporting insiders and all other individuals holding positions at or above the level of vice president from short selling, monetizing equity awards and engaging in any other hedging or equity monetization transactions where the individual’s economic interest and risk exposure in the Company’s securities are changed. For more details on the Company’s Securities Trading Policy, see “Corporate Governance Disclosure – Trading by Insiders.”

Performance Graph

The following graph compares, from January 1, 2019 to December 31, 2024, the cumulative total shareholder return on a C$100 investment in the Shares with the cumulative total return of the S&P/TSX Venture Composite Index, the S&P/TSX Venture Information Technology (Sector) Index and the S&P/TSX Capped Information Technology Index.

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300.00
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Dec 31, 2019
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POET Technologies Inc.
S&P/TSXV Composite Index
S&P/TSX Capped Information Technology Composite Index
S&P/TSX Composite Index

As illustrated by the graph, the Company’s Share price underperformed relative in the five-year period ended December 31, 2024 relative to the selected indices. Specifically, the Company’s Share price (i) outperformed the indices for the period January 1, 2019 to December 2021, and (ii) underperformed relative to the S&P/TSX Capped Information Technology Index and S&P/TSX Composite Index for the period December 31, 2022 to December 31, 2024, although outperformed the S&P/TSX Venture Composite Index in December 31, 2022.

While Share price is an important factor, the share price valuation of technology companies fluctuates with changes in certain macroeconomic pressures such as inflationary pressures and shortages in the semiconductor industry which increased uncertainty and volatility, and at no time during the period was compensation intended to reflect share price performance driven by externalities. The compensation of the Named Executive Officers of the Company for the financial year ended December 31, 2024 was determined at arm’s length and was at the discretion of the Board based on the recommendations of the Compensation Committee in accordance with the factors described above under the heading “Compensation Discussion and Analysis”. Alignment with shareholders is nonetheless achieved by awarding a significant portion of compensation in the form of equity-based incentives.

Option-Based and Share-Based Awards

The Company’s Omnibus Plan has been used to provide awards, mainly options, which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company. In determining the number of awards under the Omnibus Plan to be granted to the executive officers, the Compensation Committee and the Board take into account the number of awards, if any, previously granted to each executive officer, and the terms of such award, including the exercise price of any outstanding options. With these guidelines, the Board ensures that such new grants are in accordance with the policies of the TSX Venture Exchange and closely align the interests of the executive officers with the interests of Shareholders. The Company has entered into an agreement with Solium Capital Inc. to provide a broker assisted exercise program for Optionees under the Company’s Omnibus Plan.

22

At the Meeting, Shareholders will be asked to approve an increase in the Fixed Number under the Omnibus Plan. For details relating to the proposed amendment to the Omnibus Plan limit, see “Amendment to Omnibus Plan”.

Summary Compensation Table

The following table presented in accordance with National Instrument Form 51-102F6 - Statement of Executive Compensation (“Form 51-102F6”) sets forth all direct and indirect, annual and long term compensation for services provided in all capacities to the Company for the three most recently completed financial years of the Company in respect of each NEO of the Company.

Name and Principal Position	Year	Salary (US$)	Share-Based Awards (US$)	Option-Based Awards (1) (2)		Non-Equity Incentive Plan Compensation (US$) (2)		Pension Value (US$)	All Other Compensation (US$) (2)	Total Compensation (US$)(2)
				No. of Options	(US$)	Annual Incentive Plans	Long-term Incentive Plans
Suresh Venkatesan (3) Chief Executive Officer	2024 2023 2022	623,923 462,000 462,000	N/A N/A N/A	1,995,000 100,000 200,000	689,892 341,441 451,333	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	1,313,815 803,441 913,333
Thomas R. Mika Chief Financial Officer	2024 2023 2022	369,615 330,000 330,000	N/A N/A N/A	912,500 75,000 100,000	445,587 256,081 225,666	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	815,202 586,081 555,666
Mo Jinyu Senior Vice President, General Manager of Asia	2024 2023 2022	296,012 261,667 238,333	N/A N/A N/A	405,000 50,000 100,000	252,545 170,720 228,540	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	548,557 432,387 466,873
Raju Kankipati SVP & GM, POET USA	2024 2023 2022	276,744 240,000 200,000	N/A N/A N/A	692,500 50,000 200,000	1,176,119 170,720 793,062	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	1,452,863 410,720 993,062
Lee Yong Meng (James Lee) Vice President & GM Singapore	2024 2023 2022	239,887 225,750 204,750	N/A N/A N/A	425,000 50,000 55,000	386,986 170,720 125,694	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	626,873 396,470 330,444

NOTES:

(1)	The Company used the Black-Scholes model as the methodology to calculate the grant date fair value. The fair value will be recorded as an operating expense as the stock options vest from the date of grant.

(2)	The exchange rate used in these calculations to convert CAD to USD is based on the exchange rate applicable on the date of grant.

(3)	Suresh Venkatesan is the Chairman of the Board and Chief Executive Officer of the Company. He receives no compensation in his capacity as director of the Company, as such the above compensation represents his compensation as the Chief Executive Officer of the Company.

23

Outstanding Share-Based Awards and Option-Based Awards

Incentive Plan Awards

The following table sets forth information concerning all outstanding option-based and share-based awards granted by the Company for each NEO for the financial year that are outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year to each of the NEO:

First Name	Last Name	Option-based Awards						Share-based Awards
		Number of Securities Underlying Unexercised Options	Option Exercise Price		Option Expiration Date	Value of Unexercised in-the-money Options		Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested	Market or Payout Value of Vested Shares or Units of Shares that have not Paid Out or Distributed
Kevin	Barnes	23,400	$1.75	CAD	13-Jul-2027	$158,652.00	CAD
Kevin	Barnes	2,000	$1.75	CAD	28-Mar-2028	$13,560.00	CAD
Kevin	Barnes	24,500	$1.75	CAD	13-Dec-2028	$166,110.00	CAD
Kevin	Barnes	50,000	$1.75	CAD	29-May-2029	$339,000.00	CAD
Kevin	Barnes	50,000	$1.75	CAD	15-Jan-2030	$339,000.00	CAD
Kevin	Barnes	30,000	$1.75	CAD	11-Jun-2030	$203,400.00	CAD
Kevin	Barnes	25,000	$1.75	CAD	06-Apr-2031	$169,500.00	CAD
Kevin	Barnes	50,000	$1.75	CAD	11-Nov-2032	$339,000.00	CAD
Kevin	Barnes	40,000	$1.75	CAD	08-Aug-2033	$271,200.00	CAD
Kevin	Barnes	50,000	$1.79	CAD	16-Feb-2034	$337,000.00	CAD
Kevin	Barnes	90,000	$2.48	CAD	25-Jun-2034	$544,500.00	CAD
Kevin	Barnes	50,000	$5.57	CAD	13-Nov-2034	$148,000.00	CAD
Robert	Ditizio	100,000	$1.75	CAD	01-Dec-2031	$678,000.00	CAD
Robert	Ditizio	15,000	$1.75	CAD	08-Aug-2033	$101,700.00	CAD
Robert	Ditizio	25,000	$2.48	CAD	25-Jun-2034	$151,250.00	CAD
Robert	Ditizio	50,000	$5.57	CAD	13-Nov-2034	$148,000.00	CAD
Theresa	Ende	4,745	$1.75	CAD	01-Jun-2032	$32,171.10	CAD
Theresa	Ende	41,368	$1.75	CAD	11-Nov-2032	$280,475.04	CAD
Theresa	Ende	24,949	$1.75	CAD	14-Jul-2033	$169,154.22	CAD
Theresa	Ende	58,114	$2.48	CAD	25-Jun-2034	$351,589.70	CAD
Mo	Jinyu	100,000	$1.75	CAD	08-Jan-2031	$678,000.00	CAD
Mo	Jinyu	100,000	$1.75	CAD	11-Nov-2032	$678,000.00	CAD
Mo	Jinyu	50,000	$1.75	CAD	08-Aug-2033	$339,000.00	CAD
Mo	Jinyu	80,000	$1.79	CAD	16-Feb-2034	$539,200.00	CAD
Mo	Jinyu	75,000	$2.48	CAD	25-Jun-2034	$453,750.00	CAD
Raju	Kankipati	100,000	$1.75	CAD	06-Apr-2032	$678,000.00	CAD
Raju	Kankipati	100,000	$1.75	CAD	11-Nov-2032	$678,000.00	CAD
Raju	Kankipati	50,000	$1.75	CAD	08-Aug-2033	$339,000.00	CAD
24

Raju	Kankipati	80,000	$1.79	CAD	16-Feb-2034	$539,200.00	CAD
Raju	Kankipati	112,500	$2.48	CAD	25-Jun-2034	$680,625.00	CAD
Raju	Kankipati	250,000	$5.57	CAD	13-Nov-2034	$740,000.00	CAD
Yong Meng	Lee	50,000	$1.75	CAD	04-Nov-2029	$339,000.00	CAD
Yong Meng	Lee	20,000	$1.75	CAD	11-Jun-2030	$135,600.00	CAD
Yong Meng	Lee	25,000	$1.75	CAD	06-Apr-2031	$169,500.00	CAD
Yong Meng	Lee	55,000	$1.75	CAD	11-Nov-2032	$372,900.00	CAD
Yong Meng	Lee	50,000	$1.75	CAD	08-Aug-2033	$339,000.00	CAD
Yong Meng	Lee	50,000	$1.79	CAD	16-Feb-2034	$337,000.00	CAD
Yong Meng	Lee	75,000	$2.48	CAD	25-Jun-2034	$453,750.00	CAD
Yong Meng	Lee	50,000	$5.57	CAD	13-Nov-2034	$148,000.00	CAD
Michal	Lipson	5,194	$1.75	CAD	21-Jun-2032	$35,215.32	CAD
Michal	Lipson	41,368	$1.75	CAD	11-Nov-2032	$280,475.04	CAD
Michal	Lipson	24,949	$1.75	CAD	14-Jul-2033	$169,154.22	CAD
Jean-Louis	Malinge	52,500	$1.75	CAD	05-Sep-2027	$355,950.00	CAD
Jean-Louis	Malinge	39,900	$1.75	CAD	21-Jun-2028	$270,522.00	CAD
Jean-Louis	Malinge	36,053	$1.75	CAD	29-May-2029	$244,439.34	CAD
Jean-Louis	Malinge	26,382	$1.75	CAD	11-Jun-2030	$178,869.96	CAD
Jean-Louis	Malinge	11,250	$1.75	CAD	06-Apr-2031	$76,275.00	CAD
Jean-Louis	Malinge	41,368	$1.75	CAD	11-Nov-2032	$280,475.04	CAD
Jean-Louis	Malinge	24,949	$1.75	CAD	14-Jul-2033	$169,154.22	CAD
Jean-Louis	Malinge	74,258	$2.48	CAD	25-Jun-2034	$449,260.90	CAD
Daniel	Meerovich	46,875	$1.75	CAD	17-Mar-2030	$317,812.50	CAD
Daniel	Meerovich	11,718	$1.75	CAD	06-Apr-2031	$79,448.04	CAD
Daniel	Meerovich	32,812	$1.75	CAD	11-Nov-2032	$222,465.36	CAD
Daniel	Meerovich	27,500	$1.75	CAD	08-Aug-2033	$186,450.00	CAD
Daniel	Meerovich	50,000	$1.79	CAD	16-Feb-2034	$337,000.00	CAD
Daniel	Meerovich	40,000	$2.48	CAD	25-Jun-2034	$242,000.00	CAD
Thomas	Mika	100,000	$1.75	CAD	02-Nov-2026	$678,000.00	CAD
Thomas	Mika	50,000	$1.75	CAD	16-Jan-2027	$339,000.00	CAD
Thomas	Mika	80,000	$1.75	CAD	13-Jul-2027	$542,400.00	CAD
Thomas	Mika	95,000	$1.75	CAD	28-Mar-2028	$644,100.00	CAD
Thomas	Mika	100,000	$1.75	CAD	29-May-2029	$678,000.00	CAD
Thomas	Mika	60,000	$1.75	CAD	11-Jun-2030	$406,800.00	CAD
Thomas	Mika	45,000	$1.75	CAD	06-Apr-2031	$305,100.00	CAD
Thomas	Mika	100,000	$1.75	CAD	11-Nov-2032	$678,000.00	CAD
25

Thomas	Mika	75,000	$1.75	CAD	08-Aug-2033	$508,500.00	CAD
Thomas	Mika	80,000	$1.79	CAD	16-Feb-2034	$539,200.00	CAD
Thomas	Mika	127,500	$2.48	CAD	25-Jun-2034	$771,375.00	CAD
Vivek	Rajgarhia	72,400	$1.75	CAD	04-Nov-2029	$490,872.00	CAD
Vivek	Rajgarhia	115,000	$1.75	CAD	11-Jun-2030	$779,700.00	CAD
Vivek	Rajgarhia	45,000	$1.75	CAD	06-Apr-2031	$305,100.00	CAD
Vivek	Rajgarhia	100,000	$1.75	CAD	11-Nov-2032	$678,000.00	CAD
Vivek	Rajgarhia	50,000	$1.75	CAD	08-Aug-2033	$339,000.00	CAD
Glen	Riley	22,460	$1.75	CAD	04-Dec-2030	$152,278.80	CAD
Glen	Riley	11,250	$1.75	CAD	06-Apr-2031	$76,275.00	CAD
Glen	Riley	45,965	$1.75	CAD	11-Nov-2032	$311,642.70	CAD
Glen	Riley	27,722	$1.75	CAD	14-Jul-2033	$187,955.16	CAD
Glen	Riley	64,572	$2.48	CAD	25-Jun-2034	$390,660.60	CAD
Bob	Tirva	18,823	$7.19	CAD	05-Dec-2034	$25,222.82	CAD
Chris	Tsiofas	15,000	$1.75	CAD	07-Jul-2026	$101,700.00	CAD
Chris	Tsiofas	68,750	$1.75	CAD	13-Jul-2027	$466,125.00	CAD
Chris	Tsiofas	48,767	$1.75	CAD	21-Jun-2028	$330,640.26	CAD
Chris	Tsiofas	44,065	$1.75	CAD	29-May-2029	$298,760.70	CAD
Chris	Tsiofas	29,314	$1.75	CAD	11-Jun-2030	$198,748.92	CAD
Chris	Tsiofas	12,500	$1.75	CAD	06-Apr-2031	$84,750.00	CAD
Chris	Tsiofas	45,965	$1.75	CAD	11-Nov-2032	$311,642.70	CAD
Chris	Tsiofas	27,722	$1.75	CAD	14-Jul-2033	$187,955.16	CAD
Chris	Tsiofas	80,715	$2.48	CAD	25-Jun-2034	$488,325.75	CAD
Suresh	Venkatesan	30,000	$1.75	CAD	07-Jul-2026	$203,400.00	CAD
Suresh	Venkatesan	280,000	$1.75	CAD	13-Jul-2027	$1,898,400.00	CAD
Suresh	Venkatesan	390,000	$1.75	CAD	28-Mar-2028	$2,644,200.00	CAD
Suresh	Venkatesan	450,000	$1.75	CAD	29-May-2029	$3,051,000.00	CAD
Suresh	Venkatesan	250,000	$1.75	CAD	11-Jun-2030	$1,695,000.00	CAD
Suresh	Venkatesan	65,000	$1.75	CAD	06-Apr-2031	$440,700.00	CAD
Suresh	Venkatesan	200,000	$1.75	CAD	11-Nov-2032	$1,356,000.00	CAD
Suresh	Venkatesan	100,000	$1.75	CAD	08-Aug-2033	$678,000.00	CAD
Suresh	Venkatesan	80,000	$1.79	CAD	16-Feb-2034	$539,200.00	CAD
Suresh	Venkatesan	150,000	$2.48	CAD	25-Jun-2034	$907,500.00	CAD

First Name	Last Name	Option-based Awards						Share-based Awards
		Number of Securities Underlying Unexercised Options	Option Exercise Price		Option Expiration Date	Value of Unexercised in-the-money Options		Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested	Market or Payout Value of Vested Shares or Units of Shares that have not Paid Out or Distributed
Mo	Jinyu	100,000	$1.75	CAD	08-Jan-2031	$471,129	CAD	N/A	N/A	N/A
Mo	Jinyu	100,000	$1.75	CAD	11-Nov-2032	$471,129	CAD	N/A	N/A	N/A
Mo	Jinyu	50,000	$1.75	CAD	08-Aug-2033	$235,564	CAD	N/A	N/A	N/A
Mo	Jinyu	80,000	$1.79	CAD	16-Feb-2034	$374,679	CAD	N/A	N/A	N/A
26

Mo	Jinyu	75,000	$2.48	CAD	25-Jun-2034	$315,302	CAD	N/A	N/A	N/A
Raju	Kankipati	100,000	$1.75	CAD	06-Apr-2032	$471,129	CAD	N/A	N/A	N/A
Raju	Kankipati	100,000	$1.75	CAD	11-Nov-2032	$471,129	CAD	N/A	N/A	N/A
Raju	Kankipati	50,000	$1.75	CAD	08-Aug-2033	$235,564	CAD	N/A	N/A	N/A
Raju	Kankipati	80,000	$1.79	CAD	16-Feb-2034	$374,679	CAD	N/A	N/A	N/A
Raju	Kankipati	112,500	$2.48	CAD	25-Jun-2034	$472,953	CAD	N/A	N/A	N/A
Raju	Kankipati	250,000	$5.57	CAD	13-Nov-2034	$514,211	CAD	N/A	N/A	N/A
Yong Meng	Lee	50,000	$1.75	CAD	04-Nov-2029	$235,564	CAD	N/A	N/A	N/A
Yong Meng	Lee	20,000	$1.75	CAD	11-Jun-2030	$94,226	CAD	N/A	N/A	N/A
Yong Meng	Lee	25,000	$1.75	CAD	06-Apr-2031	$117,782	CAD	N/A	N/A	N/A
Yong Meng	Lee	55,000	$1.75	CAD	11-Nov-2032	$259,121	CAD	N/A	N/A	N/A
Yong Meng	Lee	50,000	$1.75	CAD	08-Aug-2033	$235,564	CAD	N/A	N/A	N/A
Yong Meng	Lee	50,000	$1.79	CAD	16-Feb-2034	$234,175	CAD	N/A	N/A	N/A
Yong Meng	Lee	75,000	$2.48	CAD	25-Jun-2034	$315,302	CAD	N/A	N/A	N/A
Yong Meng	Lee	50,000	$5.57	CAD	13-Nov-2034	$102,842	CAD	N/A	N/A	N/A
Thomas	Mika	100,000	$1.75	CAD	02-Nov-2026	$471,129	CAD	N/A	N/A	N/A
Thomas	Mika	50,000	$1.75	CAD	16-Jan-2027	$235,564	CAD	N/A	N/A	N/A
Thomas	Mika	80,000	$1.75	CAD	13-Jul-2027	$376,903	CAD	N/A	N/A	N/A
Thomas	Mika	95,000	$1.75	CAD	28-Mar-2028	$447,572	CAD	N/A	N/A	N/A
Thomas	Mika	100,000	$1.75	CAD	29-May-2029	$471,129	CAD	N/A	N/A	N/A
Thomas	Mika	60,000	$1.75	CAD	11-Jun-2030	$282,677	CAD	N/A	N/A	N/A
Thomas	Mika	45,000	$1.75	CAD	06-Apr-2031	$212,008	CAD	N/A	N/A	N/A
Thomas	Mika	100,000	$1.75	CAD	11-Nov-2032	$471,129	CAD	N/A	N/A	N/A
Thomas	Mika	75,000	$1.75	CAD	08-Aug-2033	$353,346	CAD	N/A	N/A	N/A
Thomas	Mika	80,000	$1.79	CAD	16-Feb-2034	$374,679	CAD	N/A	N/A	N/A
Thomas	Mika	127,500	$2.48	CAD	25-Jun-2034	$536,013	CAD	N/A	N/A	N/A
Suresh	Venkatesan	30,000	$1.75	CAD	07-Jul-2026	$141,339	CAD	N/A	N/A	N/A
Suresh	Venkatesan	280,000	$1.75	CAD	13-Jul-2027	$1,319,160	CAD	N/A	N/A	N/A
Suresh	Venkatesan	390,000	$1.75	CAD	28-Mar-2028	$1,837,402	CAD	N/A	N/A	N/A
Suresh	Venkatesan	450,000	$1.75	CAD	29-May-2029	$2,120,079	CAD	N/A	N/A	N/A
Suresh	Venkatesan	250,000	$1.75	CAD	11-Jun-2030	$1,177,822	CAD	N/A	N/A	N/A
Suresh	Venkatesan	65,000	$1.75	CAD	06-Apr-2031	$306,234	CAD	N/A	N/A	N/A
Suresh	Venkatesan	200,000	$1.75	CAD	11-Nov-2032	$942,257	CAD	N/A	N/A	N/A
Suresh	Venkatesan	100,000	$1.75	CAD	08-Aug-2033	$471,129	CAD	N/A	N/A	N/A
Suresh	Venkatesan	80,000	$1.79	CAD	16-Feb-2034	$374,679	CAD	N/A	N/A	N/A
Suresh	Venkatesan	150,000	$2.48	CAD	25-Jun-2034	$630,604	CAD	N/A	N/A	N/A

NOTES:

(1)	This amount is calculated based on the difference between the market value of the shares underlying the options as of December 31, 2024, being CAD$8.53 (US$5.93), and the exercise or base price of the option. The exchange rate used in these calculations to convert CAD to USD was 0.6948, being the closing exchange rate at December 31, 2024.

27

Outstanding Share-Based Awards and option-Based Awards – Value Vested or Earned During the Year

The following table summarizes the value vested or earned during the most recently completed financial year of incentive plan awards granted to NEOs.

First Name	Last Name	Option-based Awards			Share-based Awards		Non-equity Incentive Plan Compensation - Value Earned During The Year
		Number of Securities Underlying Options Vested	Value Vested During the Year (1)		Number of Shares or Units of Shares Vested	Value Vested During the Year
Suresh	Venkatesan	890,626	$551,865	USD	N/A	N/A	N/A
Thomas	Mika	345,314	$234,054	USD	N/A	N/A	N/A
Mo	Jinyu	125,000	$111,190	USD	N/A	N/A	N/A
Raju	Kankipati	109,375	$105,458	USD	N/A	N/A	N/A
Yong Meng	Lee	117,813	$91,497	USD	N/A	N/A	N/A

NOTES:

(1)	This amount is the dollar value that would have been realized and is computed by obtaining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option-based award. For the named executive officers to realize this value, they would have had to exercise their options and sell the shares on the day of vesting. The exchange rate used in these calculations to convert CAD to USD is based on the average exchange rate for the year ended December 31, 2024 being 0.7408.

Narrative Discussion

The current equity incentive plan of the Company is the Omnibus Plan which was approved by the disinterested Shareholders of the Company on June 21, 2024 and accepted for filing by the TSXV. Under the Omnibus Plan, the Company is required to reserve a number of Shares eligible for granting under the Omnibus Plan, which needs to be approved by Shareholders and cannot exceed 20% of the issued and outstanding Shares. The Omnibus Plan provides flexibility to the Company to grant different forms of equity-based incentive awards to directors, officers, employees and consultants. The Omnibus Plan provides the Company with the choice of granting stock options (“Options”), share units (“Share Units”) and deferred share units (“DSUs”, collectively with Share Units and Options, “Awards”). Currently, the Omnibus Plan provides that the maximum number of common shares issuable pursuant to Awards granted under the Omnibus Plan and pursuant to other previously granted Awards is limited to 12,218,458. At the Meeting, the Shareholders will be requested to consider, and if deemed advisable, pass a disinterested Shareholder approval to increase the Fixed Number to a number that is 20% of the issued and outstanding Shares as of the day prior to the Meeting.

Key Terms of the Omnibus Plan:

Capitalized terms used but not otherwise defined in this section shall have the meanings given to them in the Omnibus Plan. A summary of the key terms of the Omnibus Plan is set out below, which is qualified in its entirety by the full text of the Omnibus Plan, a copy of which is available on SEDAR+ (www.sedarplus.ca) under the Company’s issuer profile and the Company’s website at www.poet-technologies.com.

28

Purpose:

The purpose of the Omnibus Plan is to permit the Company to grant Awards to Eligible Participants:

(a)    to increase the interest in the Company’s welfare of those Eligible Participants, who share responsibility for the management, growth and protection of the business of the Company or a Subsidiary;

(b)   to provide an incentive to such Eligible Participants to continue their services for the Company or a Subsidiary and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Company or a Subsidiary are necessary or essential to its success, image, reputation or activities;

(c)    to reward Participants for their performance of services while working for the Company or a Subsidiary; and

(d)    to provide a means through which the Company or a Subsidiary may attract and retain able Persons to enter its employment or service.

Eligible Participants:	In respect of a grant of Options, any Director, Officer, Employee, Consultant or Investor Relations Service Provider of the Company or any of its Subsidiaries. In respect of a grant of Share Units, any Director, Officer, Employee, or Consultant of the Company or any of its Subsidiaries. In respect of a grant of DSUs, any Director, Officer or Employee of the Company or any of its Subsidiaries;
Plan Administration:	The Plan shall be administered and interpreted by the board of directors of the Company (the “Board”) or, if the Board by resolution so decides, by a committee or plan administrator appointed by the Board. Subject to the terms of the Plan, applicable law and the rules of the Exchanges, the Board (or its delegate) will have the power and authority to: (i) designate the Eligible Participants who will receive Awards (an Eligible Participant who receives an Award, a “Participant”), (ii) fix the number of Awards, if any, to be granted to each Eligible Participant and the date or dates on which such Awards shall be granted, (iii) determine the terms and conditions of any Award, including any vesting conditions or conditions based on performance of the Company or of an individual (“Performance Criteria”); and (iv) and make such amendments to the Plan and Awards made under the Plan as are permitted by the Plan and the rules of the Exchanges.
29

Award Types:

Options, Share Units and DSUs. Share Units may have vesting criteria attached thereto that is either time-based of a “Restricted Share Unit” type or performance-based of a “Performance Share Unit” (“PSUs”) type, or both. All Awards are granted by an agreement or other instrument or document evidencing the Award granted under the Omnibus Plan (an “Award Agreement”).

Options – Each Option granted by the Company entitles the grantee to acquire a designated number of Shares from treasury at an exercise price set at the time of grant (the “Option Price”). The Option Price shall not be less than the Market Value of the Shares at the time of grant, less any discount permitted by the TSXV. Options are exercisable, subject to vesting criteria established by the Board at the time of grant as set out in the Participant’s option agreement. Each Option shall be exercisable at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board, at the time of granting the particular Option, may determine in its sole discretion. The Board shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, which shall not be more than ten (10) years from the date the Option is granted, subject to an extension if the date on which an Option Term expires falls within a Blackout Period or within nine Business Days after a Blackout Period Expiry Date in accordance with the terms of the Omnibus Plan. The Omnibus Plan also permits the Board to grant an option holder, at any time, the right to deal with such Option on a cashless exercise basis, in whole or in part by notice in writing to the Company, where the Company has an arrangement with a brokerage firm that certain procedures must take place. The Omnibus Plan also permits the Board to grant an Option holder, at any time the right to deal with such Option on a net exercise mechanism, in whole or in part by notice in writing to the Company.

Share Units – A Share Unit is an Award in the nature of a bonus for services rendered, or for future services to be rendered, and that, upon settlement, entitles the recipient Participant to acquire to receive a cash payment equal to the Market Value of a Share or at the discretion of the Company (or applicable subsidiary) one Share or any combination of cash and Shares as the Company (or applicable subsidiary) in its sole discretion may determine, pursuant and subject to such restrictions and conditions on vesting as the Board may determine at the time of grant, unless such Share Unit expires prior to being settled. Restrictions and conditions on vesting conditions may, without limitation, be based on the passage of time during continued employment (or other service relationship (for RSUs), or the achievement of specified Performance Criteria (for PSUs), or both. The grant of a Share Unit by the Board shall be evidenced by a Share Unit Agreement. The Board shall have sole discretion to determine if any Performance Criteria and/or other vesting conditions with respect to a Share Unit, and as contained in the Share Unit Agreement governing such Share Unit, have been met and shall communicate to a Participant as soon as reasonably practicable when any such applicable vesting conditions or Performance Criteria have been satisfied and the Share Units have vested. Notwithstanding the foregoing, if the date on which any Share Units have vested falls within a Blackout Period or within nine Business Days after a Blackout Period Expiry Date, the vesting of such Share Units will be deemed to occur on the date that is ten Business Days after the Blackout Period Expiry Date, subject to the terms of the Omnibus Plan.

DSUs – A DSU is an Award in the nature of a deferral of payment for services rendered, or for future services to be rendered, and that, upon settlement, entitles the recipient Participant to receive cash or acquire Shares, as determined by the Company in its sole discretion, unless such DSU expires prior to being settled. Subject to adjustments and amendments in the Omnibus Plan, DSUs shall only vest, and a Participant is only entitled to redemption of a DSU, when the Participant ceases to be a director, officer or employee of the Company for any reason, including termination, retirement or death. The grant of a DSU by the Board shall be evidenced by a DSU Agreement. DSUs will be fully vested on the Termination Date of the applicable Participant. Notwithstanding the foregoing, if the date on which any DSUs have vested falls within a Blackout Period or within nine Business Days after a Blackout Period Expiry Date, the vesting of such DSUs will be deemed to occur on the date that is ten Business Days after the Blackout Period Expiry Date, subject to the terms of the Omnibus Plan. Subject to the vesting and other conditions and provisions in the Plan and in any DSU Agreement, each DSU awarded to a Participant the Participant to receive on settlement a cash payment equal to the Market Value of a Share, or at the discretion of the Company, one Share or any combination of cash and Shares as the Company in its sole discretion may determine. DSUs shall be redeemed and settled by the Company as soon as reasonably practicable following the Participant ceasing to be a director, officer or employee of the Company but in any event not later than December 15 of the year following the calendar year in which the Participant ceases to be any of a director, officer or employee.

Share Reserve:	The maximum number of Shares of the Company available for issuance under the Omnibus Plan will not exceed 20% of the Company’s Outstanding Issue as at the date of implementation of the Omnibus Plan by the Company, less any Shares underlying Options under the Company’s Existing Plan and any other Share Compensation Arrangement of the Company, if any. The share reserve will also be impacted by the “Share Counting” definitions as set out below.
Share Counting:	Each Share subject to a Share Unit shall be counted as reserving one Share under the Omnibus Plan, each Share subject to a DSU shall be counted as reserving one Share under the Omnibus Plan and each Share subject to an Option shall be counted as reserving one Share under the Omnibus Plan
Share Recycling:	If an outstanding Award or an option grant made under the Existing Plan (“Existing Option”) (or portion thereof) expires or is forfeited, surrendered, cancelled or otherwise terminated for any reason without having been exercised or settled in full, or if Shares acquired pursuant to an Award or Existing Option, as applicable, subject to forfeiture are forfeited, the Shares covered by such Award or Existing Option, if any, will again be available for issuance under the Omnibus Plan. Shares will not be deemed to have been issued pursuant to the Omnibus Plan with respect to any portion of an Award that is settled in cash.

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Participation Limits:

Unless the Omnibus Plan is approved by majority of the disinterested shareholders of the Company, the following limits apply to the operation of the Omnibus Plan:

(1)    The maximum number of Shares that are issuable to Insiders, at any time pursuant to Awards granted under the Plan, or when combined with all of the Company’s other Share Compensation Arrangement (including the Existing Plan), cannot exceed ten percent (10%) of the Company’s total issued and outstanding Shares.

(2)    The maximum number of Shares that are issuable to Insiders, within any 12-month period, pursuant to Awards granted under the Plan, or when combined with all of the Company’s other Share Compensation Arrangement (including the Existing Plan), cannot exceed ten percent (10%) of the Company’s total issued and outstanding Shares.

(3)    The maximum number of Shares that are issuable pursuant to all Awards granted under the Plan, or when combined with all the Company’s other Share Compensation Arrangement (including the Existing Plan), granted or issued in any 12-month period to any one Person, cannot exceed five percent (5%) of the Outstanding Issue as of the date of grant or issue.

(4)    The maximum number of Shares that are issuable to any one Consultant, within any 12-month period, pursuant to all Awards granted under the Omnibus Plan, or when combined with all the Company’s other Share Compensation Arrangement (including the Existing Plan), cannot exceed two percent (2%) of the Outstanding Issue as of the date of grant or issue.

(5)    The maximum number of Shares that are issuable to all Investor Relations Service Providers, within any 12-month period, pursuant to Options granted under the Omnibus Plan or when combined with all the Company’s other Share Compensation Arrangement (including the Existing Plan), cannot exceed two percent (2%) of the Outstanding Issue as of the date of grant or issue.

(6)    Options granted to any Investor Relations Service Provider must vest in stages over a period of not less than 12 months such that:

•         no more than ¼ of the Options vest no sooner than three months after the Options were granted;

•         no more than another ¼ of the Options vest no sooner than six months after the Options were granted;

•         no more than another ¼ of the Options vest no sooner than nine months after the Options were granted; and

•         the remainder of the Options vest no sooner than 12 months after the Options were granted.

(7)    The maximum number of Shares that are issuable to Eligible Charitable Organizations, pursuant to all outstanding Charitable Options (as defined in the Omnibus Plan) must not exceed one percent (1%) of the Outstanding Issue as of the date of grant.

(8)    A Charitable Option must expire on or before the earlier of:

•        the date that is 10 years from the date of grant of the Charitable Option; and

•        the 90th day following the date that the holder of the Charitable Option ceases to be an Eligible Charitable Organization.

Any Award granted pursuant to the Omnibus Plan, or securities issued under the Existing Option Plan or any other Share Compensation Arrangement, prior to a Participant becoming an Insider, shall be excluded from the purposes of the limits.

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Change of Control:

In the event of a potential Change of Control (as described in the Omnibus Plan) the Board will have the power, in its sole discretion, to modify the terms of the Plan and/or the Awards to assist the Participants to tender into a take-over bid or participating in any other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or any other transaction leading to a Change of Control, the Board shall have the power, in its sole discretion, subject to any required approval of the Exchanges to (i) provide that any or all Awards shall thereupon terminate, provided that any such outstanding Awards that have vested shall remain exercisable until consummation of such Change of Control, and (ii) permit Participants to conditionally exercise their vested Options, such conditional exercise to be conditional upon the take-up by such offeror of the Shares or other securities tendered to such take-over bid in accordance with the terms of such take-over bid (or the effectiveness of such other transaction leading to a Change of Control).

If Company completes a transaction constituting a Change of Control and within twelve (12) months following the Change of Control a Participant who was also an Officer or Employee of, or Consultant to, the Company prior to the Change of Control has their position, employment or consulting agreement terminated, or the Participant is constructively dismissed, then all unvested Awards of the Participant shall immediately vest and become exercisable, and remain open for exercise until the earlier of their expiry date as set out in the Award Agreement and the date that is twelve (12) months after such termination or dismissal.

As at December 31, 2024, the number of outstanding Awards (all of which are Options) granted under the Omnibus Plan was 9,562,224. For more information, refer to Note 13 “Stock Options and Contributed Surplus” in the Company’s audited consolidated financial statements for the year ended December 31, 2024. The criteria for determining awards to the NEO is described under the “Stock Options” subsection of “Description and Explanation of Elements of Compensation”. As of Record Date, the number of outstanding Awards (all of which are Options) granted under the Omnibus plan was 9,283,445.

The Company’s Non-Equity Incentive Plan for compensation to the NEOs along with the criteria for determining awards is described under the “Variable Pay Compensation” subsection of “Description and Explanation of Elements of Compensation”.

Pension Plan Benefits

(i)              Defined Benefit Plans

The Company does not provide a defined benefit plan to the NEOs or any of its employees.

(ii)            Defined Contribution Plans

The Company offers a defined contribution plan that is a 401K plan for the Company’s US subsidiary but does not contribute toward such plan.

(iii)           Deferred Compensation Plans

The Company does not have any deferred compensation plans other than that described above.

Termination and Change of Control Benefits

Other than disclosed below the Company has no plans or arrangements in respect of remuneration received or that may be received by the Officers the Company to compensate such Officers, in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

The Company and/or its subsidiaries entered into employment contracts with the following current and former officers as follows:

Dr. Venkatesan will receive a severance of twelve months salary on termination of employment by the Company, other than for cause.

Mr. Mika will receive a severance of three months salary on termination of employment by the Company, other than for cause.

Mr. Rajgarhia will receive a severance of six months salary on termination of employment by the Company, other than for cause.

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Estimated Incremental Payments

The estimated amounts payable to each of Messrs. Venkatesan, Mika and Rajgarhia in the event of a termination without cause outlined in the table below, which estimates assume a termination date of December 31, 2024.

Name	Termination without Cause (US$)
Suresh Venkatesan Chairman & Chief Executive Officer	$522,000
Vivek Rajgarhia President & General Manager	$95,813
Thomas Mika Executive Vice President & Chief Financial Officer	$123,333

Compensation of Directors

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors, who are not also a Named Executive Officer, for the Company’s most recently completed financial year:

Director Name	Fees or Salary (1) (US$)	Share-Based Awards (US$)	Option-Based Awards (1)(2)		Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)
			No. of Options	Value (US$)
Jean-Louis Malinge	48,750	N/A	306,660	155,441	N/A	N/A	N/A	204,191
Peter Charbonneau(3)	13,750	N/A	231,806	60,002	N/A	N/A	N/A	73,752
Theresa Lan Ende	30,000	N/A	129,176	100,074	N/A	N/A	N/A	130,074
Glen Riley	40,000	N/A	171,969	118,478	N/A	N/A	N/A	158,478
Bob Tirva	2,500	N/A	18,823	84,293	N/A	N/A	N/A	86,793
Chris Tsiofas (4)	58,750	N/A	372,798	178,464	N/A	N/A	N/A	237,214
Michal Lipson (5)	15,000	N/A	71,511	10,088	N/A	N/A	N/A	25.088

NOTES:

(1)	The Company used the Black-Scholes model as the methodology to calculate the grant date fair value. The fair value will be recorded as an operating expense as the stock options vest from the date of grant.
(2)	The exchange rate used in these calculations to convert CAD to USD is based on the average exchange rate for the year ended December 31, 2024 being 0.6948.
(3)	Peter Charbonneau resigned from the Board effective March 14, 2024.
(4)	Chris Tsiofas will not be standing for re-election at the Meeting.
(5)	Michal Lipson did not stand for re-election on June 21, 2024

Narrative Discussion

Non-executive directors are paid US$120,000 annually, consisting of a cash retainer of US$30,000, plus stock options equal to US$90,000 (based on a Black-Scholes valuation). No additional fees are paid for attending Board or committee meetings. An additional US$10,000 in cash and US$10,000 in value of options are granted to each standing committee chair. The Lead Director is paid an additional US$15,000 in cash and receives additional stock options with a value equating to US$15,000 (based on a Black-Scholes valuation). The options vest quarterly over the one-year term of service as directors.

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In 2024, the Chairman of the Audit Committee was paid an additional US$25,000 in cash and received additional stock options with a value equating to US$25,000 (based on a Black-Scholes valuation). The options vest quarterly over the one-year term of service as directors.

The directors participate in the Omnibus Plan pursuant to which incentive stock options may be granted to the officers, employees, directors and consultants of the Company from time to time. The Omnibus Plan is described under “Incentive Plan Awards – Narrative Discussion”.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information as at December 31, 2024, the end of the most recently completed financial year, concerning all awards outstanding under incentive plans of the Company, including awards granted before the most recently completed financial year, to each of the directors who are not Named Executive Officers:

First Name	Last Name	Option-based Awards						Share-based Awards
		Number of Securities Underlying Unexercised Options	Option Exercise Price		Option Expiration Date	Value of Unexercised in-the-money Options		Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested		Market or Payout Value of Vested Shares or Units of Shares that have not Paid Out or Distributed
Peter (2)	Charbonneau	7,736	$1.75	CAD	28-Mar-2028	$36,442	USD	N/A	N/A	N/A	N/A	N/A
Peter	Charbonneau	19,950	$1.75	CAD	21-Jun-2028	$93,979	USD	N/A	N/A	N/A	N/A	N/A
Peter	Charbonneau	20,029	$1.75	CAD	29-May-2029	$94,351	USD	N/A	N/A	N/A	N/A	N/A
Peter	Charbonneau	1,774	$1.75	CAD	06-Feb-2030	$8,356	USD	N/A	N/A	N/A	N/A	N/A
Peter	Charbonneau	16,855	$1.75	CAD	11-Jun-2030	$79,399	USD	N/A	N/A	N/A	N/A	N/A
Peter	Charbonneau	7,187	$1.75	CAD	06-Apr-2031	$33,856	USD	N/A	N/A	N/A	N/A	N/A
Peter	Charbonneau	26,430	$1.75	CAD	11-Nov-2032	$124,504	USD	N/A	N/A	N/A	N/A	N/A
Peter	Charbonneau	15,939	$1.75	CAD	14-Jul-2033	$75,084	USD	N/A	N/A	N/A	N/A	N/A
Theresa	Ende	4,745	$1.75	CAD	01-Jun-2032	$22,352	USD	N/A	N/A	N/A	N/A	N/A
Theresa	Ende	41,368	$1.75	CAD	11-Nov-2032	$194,874	USD	N/A	N/A	N/A	N/A	N/A
Theresa	Ende	24,949	$1.75	CAD	14-Jul-2033	$117,528	USD	N/A	N/A	N/A	N/A	N/A
Theresa	Ende	58,114	$2.48	CAD	25-Jun-2034	$244,284	USD	N/A	N/A	N/A	N/A	N/A
Michal (4)	Lipson	5,194	$1.75	CAD	21-Jun-2032	$24,467	USD	N/A	N/A	N/A	N/A	N/A
Michal	Lipson	41,368	$1.75	CAD	11-Nov-2032	$194,874	USD	N/A	N/A	N/A	N/A	N/A
Michal	Lipson	24,949	$1.75	CAD	14-Jul-2033	$117,528	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	52,500	$1.75	CAD	05-Sep-2027	$247,314	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	39,900	$1.75	CAD	21-Jun-2028	$187,958	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	36,053	$1.75	CAD	29-May-2029	$169,836	USD	N/A	N/A	N/A	N/A	N/A
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Jean-Louis	Malinge	26,382	$1.75	CAD	11-Jun-2030	$124,278	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	11,250	$1.75	CAD	06-Apr-2031	$52,995	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	41,368	$1.75	CAD	11-Nov-2032	$194,874	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	24,949	$1.75	CAD	14-Jul-2033	$117,528	USD	N/A	N/A	N/A	N/A	N/A
Jean-Louis	Malinge	74,258	$2.48	CAD	25-Jun-2034	$312,146	USD	N/A	N/A	N/A	N/A	N/A
Glen	Riley	22,460	$1.75	CAD	04-Dec-2030	$105,803	USD	N/A	N/A	N/A	N/A	N/A
Glen	Riley	11,250	$1.75	CAD	06-Apr-2031	$52,995	USD	N/A	N/A	N/A	N/A	N/A
Glen	Riley	45,965	$1.75	CAD	11-Nov-2032	$216,529	USD	N/A	N/A	N/A	N/A	N/A
Glen	Riley	27,722	$1.75	CAD	14-Jul-2033	$130,591	USD	N/A	N/A	N/A	N/A	N/A
Glen	Riley	64,572	$2.48	CAD	25-Jun-2034	$271,430	USD	N/A	N/A	N/A	N/A	N/A
Bob	Tirva	18,823	$7.19	CAD	05-Dec-2034	$17,524	USD	N/A	N/A	N/A	N/A	N/A
Chris (3)	Tsiofas	15,000	$1.75	CAD	07-Jul-2026	$70,661	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	68,750	$1.75	CAD	13-Jul-2027	$323,863	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	48,767	$1.75	CAD	21-Jun-2028	$229,728	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	44,065	$1.75	CAD	29-May-2029	$207,578	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	29,314	$1.75	CAD	11-Jun-2030	$138,090	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	12,500	$1.75	CAD	06-Apr-2031	$58,884	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	45,965	$1.75	CAD	11-Nov-2032	$216,529	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	27,722	$1.75	CAD	14-Jul-2033	$130,591	USD	N/A	N/A	N/A	N/A	N/A
Chris	Tsiofas	80,715	$2.48	CAD	25-Jun-2034	$339,288	USD	N/A	N/A	N/A	N/A	N/A

NOTES:

(1)	This amount is calculated based on the difference between the market value of the shares underlying the options as of December 31, 2024, being CAD$8.53 (US$5.93), and the exercise or base price of the option. The exchange rate used in these calculations to convert CAD to USD was 0.6948, being the closing exchange rate at December 31, 2024.
(2)	Peter Charbonneau resigned from the Board effective March 14, 2024.
(3)	Chris Tsiofas will not be standing for re-election at the Meeting.
(4)	Michal Lipson did not stand for re-election on June 21, 2024

Incentive Plan Awards - Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to directors who are not Named Executive Officers are as follows:

First Name	Last Name	Option-based Awards			Share-based Awards		Non-equity Incentive Plan Compensation - Value Earned During The Year
		Number of Securities Underlying Options Vested	Value Vested During the Year (1)		Number of Shares or Units of Shares Vested	Value Vested During the Year
Peter	Charbonneau	131,845	$66,036	USD	N/A	N/A	N/A
Theresa	Ende	91,592	$116,242	USD	N/A	N/A	N/A
Michal	Lipson	48,230	$20,371	USD	N/A	N/A	N/A
Jean-Louis	Malinge	184,370	$188,871	USD	N/A	N/A	N/A
Glen	Riley	115,989	$137,260	USD	N/A	N/A	N/A
Chris	Tsiofas	220,440	$216,536	USD	N/A	N/A	N/A

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NOTES:

(1)	This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities on the vesting date and the exercise or base price of the options under the option-based award. For the directors to have realized this value, they would have had to exercise their options and sell the shares on the day of vesting. None of these options were exercised.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company’s compensation plans under which equity securities are authorized for issuance as at December 31, 2024, being the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options (US$)	Number of securities remaining available for future issuance under equity compensation
Equity compensation plans approved by securityholders -
Omnibus Plan	9,562,224	$1.47	2,113,999
Equity compensation plan not approved by securityholders	—	—	—
Total	9,562,224	$1.47	2,113,999

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company or its subsidiaries.

CORPORATE GOVERNANCE DISCLOSURE

A summary of the responsibilities and activities and the membership of each of the Committees is set out below.

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. NI 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

As of the date hereof, the Company’s Board consists of five directors, all of whom, except Dr. Suresh Venkatesan, are considered independent for the purposes of NI 58-101. Dr. Suresh Venkatesan is not independent as he is the Chief Executive Officer of the Company and Executive Chairman of the Board.

Lead Director

Upon the appointment of the CEO as Executive Chairman, and in accordance with its corporate governance guidelines, the Board also appointed Jean-Louis Malinge, an independent director, as its Lead Director. The Lead Director is accountable to the Board with the primary role of providing leadership to the Board in promoting the independent functioning of the Board in accordance with applicable regulations and corporate governance policies.

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Board and Committee Meetings

The Board held 6 meetings during the financial year ended December 31, 2024. The independent directors hold separate meetings (in-camera meetings) when necessary, at which non-independent directors and members of management are not present. In 2024, the Board held in-camera sessions of the independent directors at the end of each meeting of the Board. The Board held such in-camera sessions at 6 meetings in 2024 and all independent directors of the Corporation attended such in-camera sessions.

The following table sets out the summary of the attendance record of each director for the year ended December 31, 2024 in respect of his or her attendance record for all Board and committee meetings held:

Members	Attendance				Total
	Board of Directors	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	Committee Meetings	Overall (Board and Committee Meetings)
Suresh Venkatesan	6/6 (100%)	—	—	—	—	6/6 (100%)
Peter Charbonneau(1)(3)(4)	1/6 (16%)	1/4 (25%)	—	1/4 (25%)	2/8 (25%)	3/14 (21%)
Theresa Lan Ende(2)	5/6 (83%)	—	7/7 (100%)	—	7/7 (100%)	12/13 (92%)
Michal Lipson(3)(5)	2/6 (100%)	—	—	2/4 (50%)	2/4 (50%)	4/10 (40%)
Jean-Louis Malinge(1)	6/6 (100%)	4/4 (100%)	—	4/4 (100%)	8/8 (100%)	14/14 (100%)
Glen Riley(2)(3)	6/6 (100%)	—	7/7 (100%)	4/4 (100%)	11/11 (100%)	17/17 (100%)
Chris Tsiofas(1)(2)	6/6 (100%)	4/4 (100%)	7/7 (100%)	—	11/11 (100%)	17/17 (100%)
Bob Tirva (6)	0/6 (0%)	0/4 (0%)	—	—	0/4 (0%)	0/10 (0%)

Notes:

(1)	Members of the Audit Committee
(2)	Members of the Compensation Committee
(3)	Members of the Corporate Governance and Nominating Committee
(4)	Peter Charbonneau resigned from the Board on March 14, 2024.
(5)	Michal Lipson will not be standing for re-election at the Meeting.
(6)	Appointed as a director on December 5, 2024. No meetings held in December 2024

Mandate of the Board of Directors

The duties and responsibilities of the Board of the Company is to oversee the management of and provide stewardship over the Company’s affairs, with the primary goal to act in the best interest of the Company to enhance long-term shareholder value considering the interests of the Company’s various stakeholders. In discharging its mandate, the Board is responsible for, among other things:

•	developing and maintaining the Company’s corporate governance approach;
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•	identifying the principal risks of the Company’s business and ensuring the implementation of appropriate system to manage these risks;
•	the Company’s strategic planning process;
•	promoting a culture of integrity and honestly throughout the Company;
•	general oversight of management; and
•	disclosure and communication policy of the Company to promote consistent disclosure practices of the Company with external parties, including Shareholders, the media and members of the investment community.

The Board has adopted a formal written mandate of the Board (the “Board Mandate”) which clarifies these responsibilities and is completed by the written mandates of each of its standing committees. The Board Mandate also sets procedures relating to the Board’s operations, such as the procedure for Board meetings, delegation to committees of the Board, Board composition and access to independent counsel and external advisors. The Board is responsible for assessing its effectiveness and the Board Mandate provides for an annual self-assessment of the Board, the Committees and individual directors.

The full text of the Board Mandate establishing the mandate and the responsibilities of the Board is attached hereto as Appendix “A”. A copy of the Board Mandate is also available on the Company’s website at www.poet-technologies.com.

Other Public Company Directorships

The following nominee of the Board currently hold directorships with other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
Jean-Louis Malinge Chris Tsiofas	EGIDE Group: (EURONEXT: GID) Andrew Peller Limited (ADW:TSX)

Position Descriptions

The Board has developed written position descriptions for the Chair of the Board, the Lead Director, the Chief Executive Officer, and for the chair of each committee of the Board. A copy of the position descriptions are available on the Corporation’s website at www.poet-technologies.com.

Orientation and Continuing Education

The Board, together with the CGN Committee, is responsible for providing a comprehensive orientation and education program for new directors that deals with the role of the Board and its committees; the contribution individual directors are expected to make (including the commitment of time and resources that the Company expects from its directors); and the nature and operations of the Company’s business.

New directors are provided with:

1.	information respecting the functioning of the Board, committees and copies of the Company’s corporate governance policies;
2.	access to recent, publicly filed documents of the Company and the Company’s internal financial information;
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3.	access to Management and technical experts and consultants; and
4.	advised to familiarize themselves with applicable stock exchange policies relating to corporate governance as well as any other requirements of applicable securities laws, rules and regulations.

The Company is also committed to the ongoing education of all directors. Directors may also participate in seminars and educational programs with the Institute of Corporate Directors at the expense of the Corporation which can enhance their abilities to fulfill their roles as Board or committee members. At each regularly scheduled Board meeting, management provides the directors with a presentation on the Company’s operations, development projects, and strategic initiatives thereby updating the Board on all important activities since the previous meeting. The Board also receives updates from management between scheduled meetings, as required, and have full access to the Company’s records.

Board members are encouraged to communicate with Management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with Management’s assistance; and to attend related industry seminars and visit the Company’s operations.

Management Supervision by Board

During 2024, independent supervision of Management was accomplished through its independent Board members led by the Lead Director, notwithstanding that the Executive Chairman of the Board was not independent. The Board considered that management was effectively supervised by the independent directors as the independent directors were actively and regularly involved in reviewing and supervising the operations of the Company and had regular and full access to management. The CEO and CFO reported on the operations of the Company separately to the independent directors of the Board at such other times throughout the year as was considered necessary or advisable by the independent directors. The independent directors were encouraged to meet at any time they consider necessary without any members of Management including the non-independent directors being present, and generally did so several times per year by adjourning Board meetings and asking all persons who were not independent directors to leave the room. The Company’s auditors, legal counsel and employees may have been invited to attend. Further supervision was performed through the Audit Committee, currently composed of all independent directors, who meet with the Company’s auditors without management being in attendance, generally on a quarterly basis and at least once a year. Additional supervision was performed through the Compensation Committee and the CGN Committee, both of which were entirely comprised of independent directors.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to Shareholders. The Board has adopted a Code of Conduct (the “Code”) which was updated on March 14, 2024 and is reviewed annually by the CGN Committee. The Board has instructed its Management and employees to abide by the provisions of the Code. The directors of the Company are responsible for monitoring compliance with the Code, for regularly assessing its adequacy, for interpreting this Code in any particular situation and for approving any changes to the Code from time to time. A copy of the Code is available on the Company’s website www.poet-technologies.com.

To ensure the directors exercise independent judgment in considering transactions and agreements in which a director or officer has a material interest, all such matters are considered and approved by the independent directors. Any interested director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings of directors which evoke such a conflict.

The Company believes that it has adopted corporate governance procedures and policies which encourage ethical behavior by the Company’s directors, officers and employees.

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Majority Voting Policy

Following the Meeting, the Board intends to adopt a policy for majority voting for individual directors (the “Majority Voting Policy”), which provides that in an uncontested election of directors, if any nominee for director receives a greater number of votes “withheld” from his or her election than votes “for” such election, that director will immediately tender his or her resignation to the Board following the meeting. The CGN Committee will consider the offer of resignation and recommend to the Board whether or not to accept it. In its deliberations, the CGN Committee will consider any exceptional circumstances that would justify not accepting the resignation. The CGN Committee is expected to recommend that the Board accept the resignation absent exceptional circumstances. The Board will render a decision as to whether or not to accept the resignation within 90 days following the applicable Shareholders’ meeting, after considering the circumstances considered by the CGN Committee and any other circumstances that the Board considers relevant. If such director’s resignation is accepted by the Board, it will be effective immediately upon acceptance by the Board. The Board shall promptly issue a news release to announce its decision, a copy of which shall be provided to the TSXV. If the Board declines to accept the resignation, it should include in the news release the reasons for its decision. If a director refuses to tender his or her resignation in accordance with the Majority Voting Policy, such director will not be nominated for election by the Company at the next meeting of shareholders of the Company at which directors are to be elected.

Investor Relations Disclosure Policy

The Board has established a Disclosure Policy related to disclosure and external communications, which applies to all officers, directors and employees of the Company. The purpose of the policy is to ensure compliance with legal and regulatory requirements, when preparing public disclosure documents, answering investor inquiries and/or attending conferences or meetings with its analysts and institutional Shareholders. This policy covers disclosures in documents filed with the securities regulators and written statements made in the Company’s annual and quarterly reports, news releases, letters to Shareholders, presentations (both of a business or technical nature), marketing materials, advertisements, and information contained on the Company’s website and other electronic communications. It also extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as speeches, press conferences, and conference calls.

A copy of the Disclosure Policy is available on the Company’s website www.poet-technologies.com.

Trading by Insiders

The Board has established a securities trading policy (the “Securities Trading Policy”). In accordance with the Securities Trading Policy, Insiders of the Company are expected to comply with all applicable securities legislation, rules and regulations respect to buying and selling shares of the Company. In addition, the Securities Trading Policy provides well-defined criteria for when the Trading Window (as defined in the Securities Trading Policy) for officers and directors opens and closes, the purpose of which is to ensure that Insiders do not trade shares of the Company at inappropriate times. Insiders are expected to abstain from trading the shares of the Company when the Trading Window is closed.

A copy of the Securities Trading Policy is available on the Company’s website www.poet-technologies.com.

Assessments

The Board annually, at such times as it deemed appropriate, reviewed the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducted informal surveys of its directors, received reports from the CGN Committee on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness.

Nomination of Directors and CGN Committee

The CGN Committee has the responsibility for identifying potential Board candidates. The CGN Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the semiconductor and photonics industries are consulted for possible candidates. The Board has adopted a written charter that sets forth the responsibilities of the CGNC. In addition to its Board identification responsibilities, the CGN Committee is mandated to take a leadership role in shaping corporate governance by overseeing and assessing the functioning of the Board and the committees of the Board and developing, implementing and assessing effective corporate governance processes and practices. In addition to its responsibility for nominating directors, the CGN Committee also has the responsibility for monitoring corporate governance compliance and setting corporate governance policy.

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For the year ended December 31, 2024, the CGN Committee was comprised entirely of independent directors, being Jean-Louis Malinge (Chair), Glen Riley and Theresa Lan Ende.

The CG&N Committee charter is available on the Corporation’s website www.poet-technologies.com.

Director Term Limits and Other Mechanisms for Board Renewal

As set forth above under “Matters to be Acted Upon at the Meeting – Election of Directors”, each director elected serves until the next annual meeting of Shareholders or until their successors are appointed. The Board does not currently have a limit on the number of consecutive terms for which a director may sit as it believes that arbitrary term or age limits often prevent or restrict the continued service on the Board of the most experienced and valuable directors who will have acquired an institutional knowledge of the Company from such years of service. The imposition of inflexible term limits may not necessarily correlate with returns or benefits for stakeholders. Rather, the Board maintains a flexible approach to Board succession whereby it considers the addition of potential candidates in conjunction with its assessments of current directors and the Board as a whole. The CGN Committee and the Board have an effective director evaluation process and which the Board believes is a more effective method to assess the fitness for service on the Board than age or term served. Further, the CGN Committee surveys each director individually prior to each meeting of Shareholders at which directors are to be elected in order to determine whether each director has sufficient time to devote to his or her Board duties and whether there is any other reason for which such director does not believe he or she should stand for re-election. The Board believes that the above approach allows the Company to maintain an effective Board succession process.

Board and Management Diversity

The Company has not adopted a written policy relating to the diversity of the Board of Directors. Although the Company has not adopted a formal written policy, the Company supports and encourages the diversity of the Board and its senior management team.

The CGN Committee reviews and assesses Board composition on behalf of the Board and recommends the appointment of new directors. In connection with this process, the CGN Committee assesses the effectiveness of the Board as a whole, its committees and individual directors. The CGN Committee considers the results of these assessments and the balance of skills, experience, independence and knowledge on the Board, diversity, how the Board works together as a unit, and other factors relevant to its effectiveness in making recommendations relating to Board appointments. The CGN Committee maintains an evergreen list of potential candidates for election to the Board, which list includes diversity considerations as a criteria.

Currently, one of the five directors on the Board is a woman, representing approximately 20% of the Board. Subsequent to the Meeting, as Chris Tsiofas will not be standing for re-election at the Meeting, it is expected that there will be one of four directors on the Board that is a woman, representing approximately 25% of the Board.

Although the Board has not adopted formal goals for gender diversity, it continues to consider and adopt meritocratic recruitment and progression measures in senior management and all levels of employees at the Company’s sites and offices while having due regard to the benefits of diversity and the needs of the Company. Currently, one out of five NEOs is a woman (20%).

The Company continues to explore opportunities to nominate additional gender and demographically diverse candidates, as well as candidates with other diverse attributes to the Board and senior management of the Company.

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Compensation of Directors and the CEO

The Compensation Committee is responsible for reviewing all overall compensation strategy, objectives and policies; annually reviewing and assessing the performance of the executive officers; recommending to the Board the compensation of the executive officers; reviewing executive appointments; and recommending the adequacy and form of directors’ compensation. The Compensation Committee also reviews and recommends the grants and terms of the Awards under the Company’s Omnibus Plan.

For the year ended December 31, 2024, the Compensation Committee was comprised entirely of independent directors being Glen Riley (Chair), Theresa Lan Ende and Chris Tsiofas.

The Compensation Committee discusses and makes recommendations to the Board for approval or disapproval of all compensation issues that pertain to the Company. The compensation programs of the Company are designed to reward performance and to be competitive with the compensation agreements of other comparable semiconductor companies. The Compensation Committee is responsible for evaluating the compensation of the senior Management and assuring that they are compensated effectively in a manner consistent with the Company’s business, stage of development, financial condition and prospects, and the competitive environment. Specifically, the Compensation Committee is responsible for: (i) reviewing the compensation practices and policies of the Company to ensure that they are competitive and that they provide appropriate motivation for corporate performance and increased Shareholder value; (ii) overseeing the administration of the Company’s compensation programs, and reviewing and approving the employees who receive compensation and the nature of the compensation provided under such programs, and ensuring that all Management compensation programs are linked to meaningful and measurable performance targets; (iii) making recommendations to the Board regarding the adoption, amendment or termination of compensation programs and the approval of the adoption, amendment and termination of compensation programs of the Company, including for greater certainty, ensuring that if any equity-based compensation plan is subject to Shareholder approval, and that such approval is sought; (iv) periodically surveying the executive compensation practices of other comparable companies; (v) reviewing and recommending to the Board for approval any employment agreements or contracts with Named Executive Officer; (vi) establishing and ensuring the satisfaction of performance goals for performance-based compensation; (vii) annually reviewing and approving the annual base salary and bonus targets for the senior executives of the Company, other than the CEO; (viii) reviewing and approving annual corporate goals and objectives for the CEO and evaluating the CEO’s performance against such goals and objectives; (ix) annually reviewing and approving, based on the Compensation Committee’s evaluation of the CEO, the CEO’s annual base salary, the CEO’s bonus, and any stock option grants and other awards to the CEO under the Company’s compensation programs (in determining the CEO’s compensation, the Compensation Committee will consider the Company’s performance and relative shareholder return, the compensation of CEOs at other companies, and the CEO’s compensation in past years); (x) review any report on executive compensation required to be prepared under applicable corporate and securities legislation and regulation including the disclosure concerning members of the Compensation Committee and settling the reports required to be made by the Compensation Committee in any document required to be filed with a regulatory authority and/or distributed to Shareholders; and (xi) overseeing succession planning for Named Executive Officers.

For more information with respect to the NEOs and directors of the Company, see “Statement of Executive Compensation”.

Audit Committee

The Audit Committee’s Charter

The Audit Committee Charter was most recently approved on March 14, 2024, a copy of which can be found in Appendix “B”. A copy of the Audit Committee Charter is also available on the Company’s website www.poet-technologies.com.

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Composition of the Audit Committee

The following are the current members of the Committee:

Name	Independent/ Not independent(1)	Financially literate(1)
Chris Tsiofas (Chair) (4)	Independent	Yes
Jean-Louis Malinge	Independent	Yes
Peter Dominic Charbonneau(2)	Independent	Yes
Michal Lipson(3)	Independent	Yes
Bob Tirva	Independent	Yes

NOTE:

(1)	As defined by NI 52-110.
(2)	Resigned from the Board on March 14, 2024
(3)	Michal Lipson did not stand for re-election on June 21, 2024
(4)	Chris Tsiofas will not be standing for re-election at the Meeting.

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities are as follows:

Chris Tsiofas, CA, CPA, earned a Bachelor’s of Commerce Degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada and the Canadian Tax Foundation. He has been on the Board of Directors since August of 2012 and has served as the Chair of the Audit Committee during his entire tenure In February 2024 he was appointed to the Board of Directors of Andrew Peller Limited (TSE:ADW) and serves as the Chair of the Audit and Pension Committees. Andrew Peller Ltd. is a leading producer and marketer of quality wines and craft beverage alcohol products in Canada. With wineries in British Columbia, Ontario, and Nova Scotia, the Company markets wines produced from grapes grown in Ontario’s Niagara Peninsula, British Columbia’s Okanagan and Similkameen Valleys, and from vineyards around the world. He is the president of MTN Chartered Professional Accountant Professional Corporation, a public accountancy firm. He sits on various private company boards. He has also served in a principal capacity in various entrepreneurial ventures resulting in successful divestitures.

Peter Dominic Charbonneau holds a Bachelor of Science from the University of Ottawa and a Master of Business Administration from the University of Western Ontario. He is also a member and elected Fellow of the Institute of Chartered Professional Accountants of Ontario and has received the ICD.D designation from Institute of Corporate Directors of Canada. Mr. Charbonneau was a general partner at Skypoint Capital Company for almost 15 years, where he was jointly responsible for the placement of $100 million of capital in early-stage telecommunications and data communication companies.

Mr. Jean-Louis Malinge recently retired as partner with ARCH Venture Partners, an early-stage venture capital firm with nearly $2 billion under management. Additionally, he is a board member of EGIDE SA, CAILabs and Aeponyx. EGIDE SA is a public French company which designs, manufactures and sells hermetic packages for the protection and interconnection of several types of electronic and photonic chips. CAIlabs is a venture-backed French innovative start-up founded in 2013 which has developed a unique spatial multiplexing platform. Aeponyx is a venture-backed Canadian innovative start-up which develops a platform combining Silicon Nitride waveguides with planar MEMS for photonics components. From 2004 to 2013 Jean-Louis was President and CEO of Kotura, a Silicon Photonics pioneer which was acquired in 2013 by Mellanox Technologies. Prior to Kotura Mr. Malinge was an executive with Corning Inc for 15 years. Jean-Louis hold an Executive M.B.A. from MIT Sloan School in Boston, Massachusetts. He also holds an engineering degree from the Institut National des Sciences Appliquées in Rennes, France.

Michal Lipson currently serves as a Eugene Higgins Professor of Electrical Engineering and Professor of Applied Physics at Columbia University. Her research focus is on Nanophotonics and includes the investigation of novel phenomena, as well as the development of novel devices and applications. Professor Lipson pioneered critical building blocks in the field of Silicon Photonics, which today is recognized as one of the most promising directions for solving the major bottlenecks in microelectronics. She is the inventor of over 45 issued patents and has co-authored more than 250 scientific publications. In recognition of her work in silicon photonics, she was elected as a member of the National Academy of Sciences and the American Academy of Arts and Sciences. She was also awarded the NAS Comstock Prize in Physics, the MacArthur Fellowship, the Blavatnik Award, the Optical Society’s R. W. Wood Prize, the IEEE Photonics Award, and has received an honorary degree from Trinity College, University of Dublin. In 2020, she was elected the 2021 Vice President of The Optical Society and will serve as OSA President in 2023. Since 2014, every year, she has been named by Thomson Reuters as a top 1% highly cited researcher in the field of Physics.

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Mr. Bob Tirva brings over 30 years of executive experience in the technology industry and several years of advisory experience as a director of companies advancing semiconductor technology. Throughout his career, Mr. Tirva held various management positions at IBM, Broadcom Corporation, Dropbox and Intermedia Cloud Communications Inc. before assuming the role of President, Chief Operating Officer and Chief Financial Officer of Sonim Technologies, Inc. until it was acquired by AJP Holding Company in 2022.

All members have an understanding of the accounting principles used by the Company to prepare its financial statements and have an understanding of its internal controls and procedures for financial reporting.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there was no recommendation to nominate or compensate an external auditor that was not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any exemption in NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in Section 4.5 of the Audit Committee Charter.

External Auditors Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors for each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees (1)	Audit Related Fees	Tax Fees(2)	All Other Fees
December 31, 2024	$302,771	Nil	$14,711	Nil
December 31, 2023	$470,455	Nil	$16,715	Nil

NOTE:

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Tax fees relate to tax compliance, planning and advice.

Board Committees

In addition to the Audit Committee, the Compensation Committee and the CGN Committee, the Board has also established the Ad Hoc Strategy Committee and the Disclosure Committee.

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Ad Hoc Strategy Committee

The Company currently has an Ad Hoc Strategy Committee in place to assist the Board in the review of technology deployment strategies. The membership of the Ad Hoc Strategy Committee varies from time to time based on the requirements of the Company (as determined by the Board) and consists of technology industry experts, with technical insights and network required by the Company.

Disclosure Committee

The Company also has a Disclosure Committee that meet as needed, to review the Company’s material news disclosure prior to dissemination. As of the date hereof, the members of the Disclosure Committee include Chris Tsiofas, Suresh Venkatesan, Thomas Mika and Kevin Barnes. The CGN Committee has the authority to determine, on a case by case basis, whether additional members to the Disclosure Committee as a subject matter expert are required, depending on the nature of the disclosure, to ensure the appropriateness of the disclosure.

As the directors are actively involved in the operations of the Company, the Board has determined that additional committees, other than the Audit Committee, the CGN Committee and the Compensation Committee, are not necessary at this stage of the Company’s development.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 1st day of May 2025.

APPROVED BY THE BOARD OF DIRECTORS

(signed) “Suresh Venkatesan”

Suresh Venkatesan
Chief Executive Officer and Director

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Appendix "A"
MANDATE FOR THE BOARD OF DIRECTORS

POET TECHNOLOGIES INC. (the “Corporation”)

MANDATE FOR THE BOARD OF DIRECTORS (“Mandate”)

1.                  PURPOSE AND GOAL OF THE BOARD

1.1              The board of directors (the “Board”) of POET Technologies Inc. (the “Corporation”) directly, and through its committees, oversees the management of, and provides stewardship over, the Corporation’s affairs. The Board’s primary goal is to act in the best interests of the Corporation to enhance long-term shareholder value considering the interests of the Corporation’s various stakeholders, including shareholders, employees, customers, suppliers and the community. The Board is obligated to act honestly and in good faith with a view to the best interests of the Corporation. The Board is also committed to the principles of good corporate governance and best practices such as those set out in National Policy 58-201 – Corporate Governance Guidelines.

2.                   AUTHORITY

2.1               The organization of the Board and its authority are subject to any restrictions, limitations or requirements set out in the Corporation’s constating documents, including its articles and by-laws, as well as any restrictions and limitations or requirements set out under applicable laws, including the (the “Act”), Canadian securities laws, US securities laws as well as the standards, policies and guidelines of the stock exchange(s) on which the Corporation’s securities are listed (collectively, the “Applicable Law”).

2.2               The Board retains authority over the administration of its own affairs, including:

a.	selecting the Chair of the Board;
b.	forming Board committees (each a “Committee”, and collectively, the “Committees”);
c.	delegating powers to Committees; and
d.	developing position descriptions for the Chair of the Board and the chair of each Committee.

2.3                The Board will develop and maintain the Corporation’s corporate governance approach, including developing a set of corporate governance principles specific to the Corporation (the “Governance Principles”) to guide the Board, its Committees, the Corporation’s officers, management and employees in completing their duties, responsibilities and obligations in relation to the Corporation. The Governance Principles will comply with the Act and include the best practices contained in NP 58-201 and any other practices approved by the Board.

2.4               The Board is responsible for approving the Corporation’s significant operating policies and procedures, including reviewing and approving material changes to existing policies. The Board is also responsible for monitoring Corporation compliance, including Board compliance with these policies.

3.                  ORGANIZATION

3.1              The Corporation’s shareholders elect directors annually to the Corporation’s Board. Elections are conducted in accordance with the Act, applicable Canadian securities laws and the Corporation’s constating documents, including its articles and by-laws. The number of directors comprising the Board is determined in accordance with the Corporation’s articles and by-laws.

3.2               A majority of the directors on the Board must be independent in accordance with Applicable Law. The Board shall establish and maintain procedures and policies to ascertain director independence and address conflict of interest issues. No Board member may serve simultaneously on the board of directors of more than four (4) other public companies unless the Board determines that simultaneous service will not materially adversely affect the Board from acting independently or from fulfilling its mandate in accordance with Applicable Law.

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3.3              Each Board member will complete a Directors and Officers Information Form to help the Corporation meet its continuous disclosure requirements under Applicable Law, and to help identify any director independence issues or conflicts of interest.

4.                  COMMITTEES

4.1                In accordance with Section 2.2c and Section 2.2d, the Board will establish and delegate some of its responsibilities and powers, permitted under Applicable Law, to its Committees. At a minimum, the Board will establish an Audit Committee, a Compensation Committee and a Corporate Governance and Nomination Committee. The Board may form other Committees at its discretion.

4.2               Every Committee must be comprised entirely of independent directors unless otherwise authorized by the Board in its discretion.

4.3              Every Committee must create and maintain a Committee Mandate outlining its responsibilities, including those responsibilities set out in NP 58-201, to be approved by the Board.

4.4               Every Committee Mandate must be disclosed in accordance with NI 58-101, and made publicly available on the Corporation’s website.

5.                  POSITION DESCRIPTIONS

5.1               The Board, with the assistance of the Corporate Governance and Nominating Committee will develop clear position descriptions for the Chair of the Board and the Chair of each Committee.

5.2	The Board, together with the Chief Executive Officer (“CEO”) will develop a clear position description for the CEO (including delineating management responsibilities) and will develop or approve the corporate goals and objectives that the CEO is responsible for meeting.

6.                  RISK MANAGEMENT

6.1               The Board is responsible for the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks. The Board’s responsibility to oversee risk management includes receiving reports from management on the status of risk management activities, reviewing reports on spending in relation to approved budgets and overseeing the financial reporting process of the Corporation. The Board should review the effectiveness of the Corporation’s system of internal controls, at minimum, on an annual basis.

6.2               To ensure clear delineation of roles and responsibilities, the Board will develop management authority guidelines to distinguish between areas of Board authority, including Committee authority, and those delegated to the CEO and other management personnel. These guidelines must set out matters that must be presented to the Board for review. Matters to be presented to the Board for review include any material acquisitions, dispositions and capital expenditures, major contracts, and significant finance-related issues.

6.3               The Board will approve the Corporation’s annual budget and will receive reports from management in respect of the Corporation’s actual results and a comparison of the actual results to the Corporation’s annual budget.

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7.                 STRATEGIC PLANNING

7.1               The Board is responsible for adopting the Corporation’s strategic planning process (the “Planning Process”). Using the Planning Process, the Board will participate with management in creating the Corporation’s strategic plan (the “Plan”). The Board should approve the Plan before its implementation. The Board will not approve the Plan if the Plan does not:

a.	recognize, and capitalize or mitigate (as applicable) the opportunities and risks of the Corporation’s business; or

b.	does not describe how the Corporation will implement the Plan to achieve the Corporation’s long-term goals.

7.2              The Board will seek regular status reports from the Corporation’s management in relation to the Corporation’s performance, as compared to the Plan.

8.                  CODE OF BUSINESS CONDUCT AND ETHICS

8.1                The Board should adopt a written Code of Ethics and Business Conduct (the “Code”) as part of its efforts to promote a culture of integrity and honesty throughout the Corporation. The Code will apply to the Board itself and the Corporation’s management and employees.

8.2               The Board may grant any waivers to the Code in certain circumstances, provided a waiver would be in accordance with Applicable Law. If the Board grants a waiver to the Code, the Board will determine if disclosure of the waiver is necessary in accordance with Applicable Law. Contents of such disclosure will be in compliance with NP 58-201 and NI 58-101.

8.3                 On occasion, the Board must review and analyze the conduct of the CEO and senior management to satisfy itself that these individuals are complying with the Code and are creating a culture of integrity throughout the Corporation.

9.               MANAGEMENT OVERSIGHT

9.1            The Board will oversee Corporation’s management, including:

a.	appointing, training and monitoring the CEO and other senior management;
b.	developing the CEO’s position description in accordance with Section 5.2;
c.	developing or approving the corporate goals and objectives of the CEO and of other senior management;
d.	determining the compensation of the CEO and of other senior management; and
e.	assessing the performance of the CEO and other senior management, taking into consideration:

(i)	such person’s position description;
(ii)	such person’s goals and objectives;
(iii)	the Governance Principles, including the individual’s adherence to the Governance Principles;
(iv)	the efforts made by such person to promote a culture of integrity at the Corporation; and
(v)	the Plan.

9.2            All management incentive plans tied to the Corporation’s performance must first be approved by the Board.

10.            COMMUNICATIONS AND DISCLOSURE

10.1           The Board will oversee the development and adoption of a disclosure policy to promote consistent disclosure practices by the Corporation in connection with the disclosure of material information about the Corporation and the Corporation’s communications with external parties, including shareholders, the media and members of the investment community.

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10.2            Representatives from the Board will be present at all shareholders’ meetings to respond to shareholder questions relating to the Board’s activities, duties and obligations.

10.3            The Board will appoint an independent, non-executive director to be available to shareholders with concerns should shareholder communications with the Board Chair, the CEO or other executive officers fail to resolve the issue or such contact is inappropriate.

10.4             The Board will ensure the Corporation’s financial performance is reported to shareholders, other security holders and regulators on a timely and regular basis in accordance with Applicable Law, and that reasonable steps are taken to ensure timely reporting of events, in accordance with Applicable Law, having a significant and material impact on the Corporation.

11.               WHISTLEBLOWER POLICY

11.1            The Board will, in conjunction with the Audit Committee, establish a whistleblower policy for the Corporation allowing Corporation employees, officers, directors and other stakeholders, including the public, to raise, anonymously or not, questions, complaints or concerns about the Corporation’s practices, including fraud, policy violations, any illegal or unethical conduct, and any Corporation accounting, auditing or internal control matters. The Board will ensure that any questions, complaints or concerns are adequately received, reviewed, investigated, documented and resolved.

12.               MEETINGS

12.1            Meetings of the Board will be called, scheduled and held in accordance with the Corporation’s constating documents, including its articles and by-laws, as well as under Applicable Law.

12.2            Quorum for a Board meeting will be a majority of the directors. All directors are expected to attend and be prepared to participate, including reviewing all meeting materials before every Board meeting.

12.3            The Board will provide at least two (2) days’ notice of a meeting, unless all members of the Board consent to another time period or waive notice.

12.4            The Chair of the Board will seek input from the directors and Corporation’s management, when setting each Board meeting’s agenda.

12.5            Any written material to be provided to directors for a Board meeting must be distributed in advance of the meeting to give directors time to review and understand the information. All material provided to directors will be relevant and concise.

12.6            The CEO, chief financial officer of the Corporation (“CFO”) and any other member of senior management may, if invited by the Chair of the Board, attend, give presentations relating to their responsibilities and otherwise participate at Board meetings.

12.7            The Corporation’s secretary, or if there is no Corporation secretary, any attendee nominated by the Chair of the Board, will be the secretary of the meeting.

12.8            The Chair of the Board/Corporation secretary will circulate minutes of all Board meetings to the Board and will ensure that all minutes of meetings, or written resolutions in lieu of a meeting, are filed in the Corporation’s minute book.

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12.9          The independent directors will meet separately after every regularly scheduled Board meeting without non- independent members, and members of management in attendance. The independent directors may also hold other meetings at such times and with such frequency as the independent directors consider necessary.

13.               DIRECTOR EDUCATION AND TRAINING

13.1            The Board will provide newly elected directors with an orientation program to educate them on the Corporation, their roles and responsibilities on the Board or Committees, as well as the Corporation’s internal controls, financial reporting and accounting practices. In addition, directors will, from time to time, as required and as circumstances permit, receive:

a.	training to increase their skills and abilities, as it relates to their duties and their responsibilities on the Board; and

b.	continuing education about the Corporation to maintain a current understanding of the Corporation’s business, including its operations, internal controls, financial reporting and accounting practices.

14.              ASSESSMENTS

14.1            The Board, the Committees and each director will perform an annual self-assessment on its, his or her contribution and effectiveness. The Board and any Committee will consider its Mandate, and any director will consider his or her position description, when performing a self-assessment.

14.2            The Board will assess, on at least an annual basis, any policy, procedure, guideline or standard, including this Mandate, created by the Board to manage or fulfill its roles, duties and responsibilities, to ensure that they remain current and relevant. The Board will ensure that each Committee shall perform the same assessment in relation to any Committee policy, procedure, guideline or standard.

15.              ACCESS TO MANAGEMENT AND OUTSIDE ADVISORS

15.1            To fulfill its roles, duties and responsibilities effectively, the Board may contact and have discussions with the Corporation’s external auditors and the Corporation’s officers and employees and request Corporation information and documentation from these persons.

15.2            The Board may, in its sole discretion, retain and obtain the advice and assistance of independent outside counsel and such other advisors as it deems necessary to fulfil its duties and responsibilities under this Mandate. The Board may set the compensation and oversee the work of any outside counsel and other advisors to be paid by the Corporation.

16.               NO RIGHTS CREATED

16.1            This Mandate is a broad policy statement and is attended to be part of the Board’s flexible governance framework. While this Mandate should comply with all Applicable Law and the Corporation’s constating documents, including articles and by-laws, this Mandate does not create any legally binding obligations on the Board, any Committee, any director or the Corporation.

***

Approved by the Board of Directors on August 28, 2019.

Re-affirmed by the Board of Directors on March 24, 2021.

Re-affirmed by the Board of Directors on Feb. 8, 2023

Re-affirmed by the Board of Directors on March 14, 2024

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Appendix "B"
AUDIT COMMITTEE CHARTER
OF POET TECHNOLOGIES INC.

(Restated and Adopted March 14, 2024)

This charter (the “Charter”) sets forth the purpose, composition, responsibilities, duties, powers and authority of the Audit Committee (the “Committee”) of the directors (the “Board”) of Poet Technologies Inc. (the “Company”).

1.               PURPOSE

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

•	financial reporting and disclosure requirements;
•	ensuring that an effective risk management and financial control framework has been implemented by management of the Company; and
•	external and internal audit processes.

2.               COMPOSITION AND MEMBERSHIP

(a)             The members (collectively “Members” and individually a “Member”) of the Committee shall be appointed by the Board to serve one-year terms and shall be permitted to serve an unlimited number of consecutive terms. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will cease to be a Member upon ceasing to be a director of the Company.

(b)             The Committee will consist of at least three Members. Every Member must be a director of the Company who is independent and financially literate to the extent required by (and subject to the exemptions and other provisions set out in) applicable laws, rules, regulations and stock exchange requirements (collectively “Applicable Laws”). In this Charter, the terms “independent” and “financially literate” have the meanings ascribed to such terms in Applicable Laws and include the meanings given to similar terms in Applicable Laws to the extent such similar terms are used in this Charter and are applicable under Applicable Laws.

(c)             The chairman of the Committee (the “Chairman”) will be appointed by the Board and confirmed by the Committee or appointed by the Committee from time to time and must have such accounting or related financial management expertise as the Board or Committee may determine in their business judgment is necessary. The secretary of the Company (the “Secretary”) will be the secretary of all meetings and will maintain minutes of all meetings, deliberations and proceedings of the Committee. In the absence of the Secretary at any meeting, the Committee will appoint another person who may, but need not, be a Member to be the secretary of that meeting.

3.               MEETINGS

(a)             Meetings of the Committee will be held at such times and places as the Chairman may determine, but in any event not less than four (4) times per year. Any Member or the auditor of the Company may call a meeting of the Committee at any time upon not less than forty-eight (48) hours advance notice being given to each Member orally, by telephone, by facsimile or by email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by conference call.

(b)             At the request of the external auditors of the Company, and taking into consideration the advance notice requirements in paragraph (a), the Chief Executive Officer or the Chief Financial Officer of the Company or any Member will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

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(c)             The Chairman, if present, will act as the Chairman of meetings of the Committee. If the Chairman is not present at a meeting of the Committee, then the Members present may select one of their number to act as chairman of the meeting.

(d)             A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority of Members present at the meeting at which the vote is taken. The Chairman will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolution signed by all Members.

(e)             The Committee may invite from time to time such persons as the Committee considers appropriate to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee, except to the extent the exclusion of certain persons is required pursuant to this Charter or by Applicable Laws. The Committee will meet in camera without management at each meeting of the Committee.

(f)             In advance of every regular meeting of the Committee, the Chairman, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chairman, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of the Company to produce such information and reports as the Committee may deem appropriate in order to fulfill its duties.

4.               DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the Committee as they relate to the following matters, to the extent considered appropriate or desirable or required by Applicable Laws, are to:

4.1            Financial Reporting and Disclosure

(a)             oversee compliance related to financial reporting and filing requirements; review and recommend to the Board for approval, the audited annual financial statements and unaudited quarterly financial reviews of the Company, including the auditors’ report thereon, the management’s discussion and analysis of the Company prepared in connection with the annual and quarterly financial statements, any public release of financial reports or financial information of the Company, including guidance related to future financial performance of the Company, through press release or otherwise, consistent with the disclosure policies of the Company.

(b)             review, approve and recommend to the Board for approval of the quarterly financial statements of the Company including the management’s discussion and analysis prepared in connection with the quarterly financial statements, with such documents to indicate whether such information has been reviewed by the Board or the Committee;

(c)             review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosures that are predominantly of a financial nature and similar disclosure documents;

(d)             review with management of the Company and with the external auditors of the Company significant accounting principles and disclosure issues and alternative treatments under International Financial Reporting Standards (“IFRS”) all with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Company’s financial position and the results of its operations in accordance with IFRS;

(e)             annually review the Company’s corporate disclosure policy and recommend any proposed changes to the Board for consideration; and

(f)             report from the audit committee nominee to the disclosure committee summarizing material issues raised at meetings of the Disclosure Committee of the Company established pursuant to the Company’s corporate disclosure policy, since the last meeting of the Committee.

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4.2            Internal Controls and Audit

(a)             review and assess the overall adequacy and effectiveness of the Company’s system of internal control and management information systems through discussions with management and the external auditor of the Company to ensure that the Company maintains: (i) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions; (ii) effective internal control systems; and (iii) adequate processes for assessing the risk of material misstatement of the financial statements of the Company and for detecting control weaknesses or fraud. From time to time the Committee will assess whether a formal internal audit department is necessary or desirable having regard to the size and stage of development of the Company at any particular time;

(b)             satisfy itself that management has established adequate procedures for the review of the Company’s disclosure of financial information extracted or derived directly from the Company’s financial statements;

(c)             periodically assess the overall adequacy of such systems and procedures to ensure compliance with regulatory requirements and recommendations;

(d)             review and discuss the major financial risk exposures of the Company and the steps taken to monitor, control and mitigate where possible such exposures, including the use of any financial derivatives and hedging activities;

(e)             review and assess, and within the Committee’s discretion and in consultation with the Company’s management, make recommendations to the Board regarding the adequacy of the Company’s risk management policies and procedures with regard to identification of the Company’s principal risks and implementation of appropriate systems to manage such risks, including an assessment of the adequacy of insurance coverage maintained by the Company; and

(f)             review and assess annually, and in the Committee’s discretion and in consultation with the Company’s management, make recommendations to the Board regarding, the investment policy of the Company.

4.3            External Audit

(a)             recommend to the Board a firm of external auditors to be engaged by the Company;

(b)             ensure the external auditors report directly to the Committee on a regular basis;

(c)             review the independence of the external auditors, including a written report from the external auditors with respect to their independence and consideration of applicable auditor independence standards;

(d)             review and approve the compensation of the external auditors, and the scope and timing of the audit and other related services rendered by the external auditors;

(e)             review the audit plan of the external auditors prior to the commencement of the audit;

(f)             establish and maintain a direct line of communication with the Company’s external and, if applicable, internal auditors;

(g)             at the Committee’s discretion, meet in camera with only the auditors (if present), with only management (if present), and with only the Members at Committee meetings;

(h)             review the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors team;

(i)              oversee the work of the external auditors appointed by the shareholders of the Company with respect to preparing and issuing an audit report or performing other audit, review or attest services for the Company, including the resolution of issues between management of the Company and the external auditors regarding financial disclosure;

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(j)              review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used and any alternative treatments of financial information that have been discussed with management of the Company and the ramifications of their use, as well as any other material changes. Review all material formal written communications between management and the auditors such as management letters and schedule of unadjusted differences;

(k)             discuss with the external auditors their perception of the Company’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto;

(l)              review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board; and

(m)           review annually a report from the external auditors in respect of their internal quality- control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

4.4            Associated Responsibilities

(a)             Monitor, periodically review and ensure functionality of the whistleblower policy of the Company and associated procedures for:

(i)              the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

(ii)            the confidential, anonymous submission by directors, officers and employees of the Company of concerns regarding questionable accounting or auditing matters; and

(iii)           any violations of any Applicable Laws that relate to corporate reporting and disclosure, or violations of the Code of Business Conduct & Ethics of the Company, if applicable; and

(b)             review and approve the hiring policies of the Company regarding employees and partners, and former employees and partners, of the present and former external auditors of the Company.

4.5            Non-Audit Services

(a)             pre-approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its Members the authority to pre-approve non-audit services but pre-approval by such Member or Members so delegated shall be presented to the Committee at its first scheduled meeting following such pre-approval.

4.6            Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of the management and the external auditors of the Company. The Committee, the Chairman and any Members identified as having accounting or related financial expertise are directors of the Company, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a Member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure.

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5.               REPORTING

The Committee shall provide the Board with a summary of all actions taken at each Committee meeting or by written resolution. The Committee will annually review and approve the Committee’s report for inclusion in the management proxy circular. The Secretary will circulate the minutes of each meeting of the Committee and each written resolution passed by the Committee to the Board. The Committee shall produce and provide the Board with all reports or other information required to be prepared under Applicable Laws.

6.               ACCESS TO INFORMATION AND AUTHORITY

The Committee will be granted unrestricted access to all information regarding the Company and all directors, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at the Company’s expense, independent legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities. The Committee also has the authority to communicate directly with external and, if applicable, internal auditors of the Company.

7.               REVIEW OF CHARTER

The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

8.               CHAIR

The Chair of the Committee should:

(a)             provide leadership to the Committee with respect to its functions as described in this mandate and as otherwise may be appropriate, including overseeing the operation of the Committee;

(b)             chair meetings of the Committee, unless not present, including in camera sessions, and report to the Board following each meeting of the Committee on the activities and any recommendations of the Committee;

(c)             ensure that the Committee meets at least once per quarter and otherwise as considered appropriate;

(d)             in consultation with the Chairman of the Board and the Committee Members, establish dates for holding meetings of the Committee;

(e)             set the agenda for each meeting of the Committee, with input from other Committee Members, the Chairman of the Board, the Lead Director, if one, and any other appropriate persons;

(f)             ensure that Committee materials are available to any director upon request;

(g)             act as liaison and maintain communication with the Chairman of the Board and the Board to optimize and co-ordinate input from directors, and to optimize the effectiveness of the Committee. This includes reporting to the Board on all decisions of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable; and

(h)             report annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the effectiveness of the Board.

Approved by the Board: February 8, 2023

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